UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 1-34429

PAMPA ENERGÍA S.A.

(Exact Name of the Registrant as Specified in the Charter)

Pampa Energy Inc.

(Translation of Registrant’s Name into English)

Maipú 1

C1084ABA, City of Buenos Aires

Argentina

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-4/A (File No. 333-214841).

We have prepared this report to provide our investors with disclosure regarding recent developments in our business and results of operations for the nine-month period ended September 30, 2016.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2015 (File No. 001-34429), as amended through the filing of an amendment to our annual report on Form 20-F/A for the year ended December 31, 2015, filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2016 (File No. 001-34429) (our “2015 Form 20-F/A”). Unless otherwise defined, all capitalized terms used herein shall have the meaning ascribed to them in our 2015 Form 20-F/A.

FORWARD-LOOKING STATEMENTS

This report contains estimates and forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on future events and trends that affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us.

Our estimates and forward-looking statements may be influenced by the following factors, among others:

•                  the availability of financing at reasonable terms to Argentine companies, such as us;

•                  the outcome and timing of the tariff renegotiation process of our regulated businesses and uncertainties relating to future government approvals to increase or otherwise adjust such tariffs;

•                  changes in the laws and regulations applicable to the energy and electricity and oil and gas sectors in Argentina;

•                  government interventions, resulting in changes in the economy, taxes, tariffs or regulatory framework, or in the delay or withholding of governmental approvals;

•                  general economic, social and political conditions in Argentina, and other regions where we or our subsidiaries operate, such as the rate of economic growth, fluctuations in exchange rates of the Peso or inflation;

•                  restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;

•                  competition in the electricity, public utility services and related industries;

•                  the impact of high rates of inflation on our costs;

•                  changes in the price of hydrocarbons and their derivatives;

•                  deterioration in regional and national business and economic conditions in or affecting Argentina;

•                  the failure of governmental authorities to approve the proposed merger of Petrobras Argentina S.A. (“Petrobras Argentina”) and its wholly-owned subsidiaries, Petrobras Energía Internacional S.A. (“PEISA”) and Albares Renovables Argentina S.A. (“Albares” and, together with PEISA and Petrobras Argentina, the “Merged Companies”), with and into Pampa Energía S.A. (“Pampa”), with Pampa as the surviving company (the “Proposed Merger”);

•                  the successful consummation of the Proposed Merger or any significant delays related thereto;

•                  the failure to obtain pending regulatory approvals and registration related to the acquisition by Pampa of all of the shares of Petrobras Participaciones S.L. (“PPSL”) and certain intercompany indebtedness of PPSL (the “Acquisition”) with Petrobras International Braspetro B.V. in an aggregate amount equal to U.S.$80 million, from Petrobras International Braspetro B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. (“Petrobras”), pursuant to the sale and purchase agreement dated May 13, 2016 (the “Sale and Purchase Agreement”);

•                  any potential negative consequences arising in connection with the Acquisition or Proposed Merger;

•                  difficulties, unexpected costs and delays in integrating our businesses, business model and culture after the Proposed Merger and the inability to realize synergies, efficiencies or cost savings from the Proposed Merger;

•                  changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in other Latin American countries;

•                  fluctuations in the Peso/U.S. dollar exchange rate;

•                  failure to retain key employees by us upon completion of the Proposed Merger; and

•                  other risks factors discussed under “Item 3. Risk Factors.” in our 2015 Form 20-F/A.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to renew any estimates and/or forward-looking statements because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to factors including, but not limited to, those mentioned above.

PAMPA ENERGÍA

Pampa Energía S.A. is the largest fully integrated energy company and the fourth largest private oil and gas company in Argentina. We and our subsidiaries (including Petrobras Argentina) are engaged in electricity generation, distribution and transmission in Argentina and oil and gas exploration and production, refining, petrochemicals and hydrocarbon commercialization and transportation in Argentina and, to a lesser extent, in Ecuador and Venezuela.

As of September 30, 2016:

•                  our electricity generation installed capacity reached 3,433 MW, making us the third largest electricity generator in Argentina, with approximately 10.2% in market share;

•                  our electricity distribution operations supplied electricity to over 2.8 million customers throughout the northern region of the City of Buenos Aires and northwest of Greater Buenos Aires, making us the largest electricity distribution company in Argentina;

•                  our combined oil and gas production in Argentina averaged 81.8 thousand barrels of oil equivalent per day, including gas production of over 328 million cubic feet per day, accounting for 9.4% of the total natural gas production in Argentina, and oil production of 25.9 thousand barrels per day, accounting for 5.3% of the aggregate crude oil production in Argentina; and

•                  our refining and distribution operations are based in Argentina where we operate one fully owned refinery with an installed capacity of approximately 30.2 thousand barrels per day; two storage plants with a capacity of approximately 1.3 million barrels; one lubricant plant, three fully-owned petrochemical plants and a network of 267 gas stations. In addition, we operate and we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”).

In addition, we also hold interests in companies engaged in other businesses, including Transener (as defined below), which is engaged in electricity transmission, and TGS (as defined below), which is engaged in gas transportation. See “—Holding and Others.”

On July 27, 2016, we acquired all of the shares of PPSL, which in turn owns 67.2% of the shares of Petrobras Argentina, an integrated energy company, engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation and transmission and hydrocarbon marketing and transportation. Following our indirect acquisition of control of Petrobras Argentina, we conducted a mandatory cash tender offer and a voluntary exchange offer for the shares of Petrobras Argentina not owned by us, which closed on November 23, 2016. As of the date of this report, we own, directly and indirectly, 90.4% of shares of Petrobras Argentina. We currently intend to effect the Proposed Merger pursuant to the preliminary merger agreement (compromiso previo de fusión) entered into by us and the Merged Companies as of December 23, 2016 (the “Preliminary Merger Agreement”). “ The Proposed Merger will require the affirmative vote of holders of a majority of the outstanding common shares of the Company present or represented at an extraordinary general shareholders meeting of the Company, and of holders of a majority of the outstanding share capital of each of the Merged Companies present or represented at an extraordinary shareholders meeting of each of the Merged Companies. Extraordinary general shareholders meetings are expected to be called during the first quarter of 2017.  There are a number of steps required under applicable law to implement the Proposed Merger, including shareholder approval.  However, if approved and registered before the relevant Public Registry, the Proposed Merger will be retroactively effective for Argentine tax and operating purposes from November 1, 2016.

The following business segments comprise our principal operations:

Electricity Generation.  We are engaged in the electricity generation business through:

•                  Central Térmica Genelba, a 660 MW combined cycle gas-fired generating unit and a 165 MW open-cycle gas turbine, totaling 825 MW installed capacity located at the central node of the Argentine electricity network, in Marcos Paz, outside the City of Buenos Aires;

•                  Hidroeléctrica Los Nihuiles S.A. (“HINISA”) and Hidroeléctrica Diamante S.A. (“HIDISA”), two hydroelectric power generation systems located in the Province of Mendoza, with an aggregate installed capacity of 653 MW, both of which we acquired in October 2006. HINISA holds 4.5% interests over both Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, and HIDISA holds 2.4% over each plant;

•                  Central Térmica Loma de la Lata S.A. (“CTLL”), a thermal generation plant located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant) with an installed capacity of 645 MW, of which we acquired 375 MW in May 2007. We expanded its capacity by 165 MW in November 2010. In July 2016, CTLL’s open-cycle gas turbine with an installed capacity of 105 MW that was completed in May 2016 began operations, increasing CTLL’s installed capacity to 645 MW. CTLL is further expanding by adding (i) new gas turbines, which will increase its installed capacity by 105 MW and (ii) new gas engines, which will increase its installed capacity further by 15 MW. In addition, CTLL possesses a new combined gas and fuel oil turbine that is currently being installed at CPB, which will increase its installed capacity by approximately 100 MW;

•                  Central Térmica Piedra Buena S.A. (“CPB”), a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, which has an installed capacity of 620 MW, and which we acquired in August 2007;

•                  Central Térmica Güemes S.A. (“CTG”), including (i) a thermal generation plant (Central Térmica Güemes) located in General Güemes, in the Province of Salta, which has an installed capacity of 361 MW, and which we acquired in January 2007, and (ii) a thermal generation plant (Central Térmica Piquirenda) located in Piquirenda, General San Martin, in the Province of Salta, which has an installed capacity of 30 MW, and which we acquired in March 2011;

•                  Pichi Picún Leufú Hydroelectric Complex, which has three electricity generating units with an installed capacity of 285 MW and is located in the Comahue region, in the Province of Neuquén;

•                  Ecoenergía, a cogeneration thermal power plant with 14MW installed capacity, is located in Bahía Blanca, in the Province of Buenos Aires;

•                  Albares (acquired in September 2016), which was awarded a contract in a public bidding process in September 2016 for new thermal power generation for new availability committed to the Argentine wholesale electricity market under Resolution SE No. 21/2016. The project is for the construction of a new 100 MW thermal power generation plant at Pilar Industrial Park (Pilar District, Province of Buenos Aires). The project comprises the installation of 6 Wärtsila motor generators (Wärtsila W18V50DF) for a total capacity of approximately 100 MW, which run on natural gas and fuel oil and will have an output of 16.5 MW each. In connection with the project, Albares entered into a demand agreement with Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”) and agreed to install generator sets; and

•                  Greenwind S.A. (“Greenwind”), a wind farm located in Bahía Blanca, Province of Buenos Aires, created with the main objective of developing a wind power project (“Corti”), with a capacity of 100 MW. As of the date of this report, Greenwind’s sole asset is a legal right to use and profit from 1,500 hectares of land for a 27-year period where wind measurements have been taken during the last four years. On October 7, 2016, through Resolution No. 213/2016, the Ministry of Energy and Mining (“ME&M”) announced the winners of the RenovAR 1 Program (as defined below). CTLL was awarded a contract to develop project Corti (through Greenwind).

The electricity generation business segment recorded Ps. 2,961.9 million in revenue and operating profit for Ps. 965.3 million in the nine-month period ended September 30, 2016.

Electricity Distribution. We are engaged in the electricity distribution business through our subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”), the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (in terms of both GWh and Pesos) in 2016, based on publicly available figures released by electricity distribution companies in Argentina, which holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires. Edenor serves an area of 4,637 square kilometers and a population of approximately 2.8 million customers. We acquired our controlling interest of 51.5% in Edenor in September 2007.

The electricity distribution business segment recorded Ps. 9,117.3 million in revenue and operating loss for Ps. 1,952.4 million in the nine-month period ended September 30, 2016.

Oil and Gas. We are engaged in the oil and gas business through Petrolera Pampa S.A. (“PEPASA”) and Petrobras Argentina’s interests in oil and gas areas, and investments in Oleoductos del Valle S.A., Oleoductos de Crudos Pesados Ltd., the indirect interest in Petrolera Entre Lomas S.A. and minor interests in four productive blocks in Venezuela through mixed companies (Empresas Mixtas), in which the operator is Petróleos de Venezuela S.A.:

•                  As of December 31, 2015, Pampa’s combined crude oil and natural gas proved reserves were 201 million barrels of oil equivalent, approximately 61% of which were proved developed reserves. Natural gas accounted for approximately 66% of Pampa’s combined proved reserves. As of December 31, 2015, 91% of Pampa’s total combined proved reserves were located in Argentina and 9% were located abroad.

•                  As of September 30, 2016, Pampa’s combined oil and gas production in Argentina averaged 81,832 barrels of oil equivalent per day, including unconsolidated investees. Our production (including Pampa’s share in the production of foreign assets), averaged 86,333 barrels of oil equivalent per day. Crude oil accounted for approximately 29,876 barrels per day, while natural gas accounted for approximately 338.7 million cubic feet per day, or 56,446 barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent. Approximately 91% of Pampa’s oil production and 97% of gas production during the first nine month of 2016 was derived from its operations in Argentina.

The oil and gas business segment recorded Ps. 4,148.3 million in revenue and operating profit for Ps. 1,668.8 million in the nine-month period ended September 30, 2016.

Refining and Distribution. We are engaged in the refining and distribution business through Petrobras Argentina’s operations in the Ricardo Eliçabe Refinery and the service stations network, its equity interest in Refinor and the commercialization of the hydrocarbons produced in Argentina.

•                  As of September 30, 2016, Petrobras Argentina’s refining and distribution operations were based in Argentina, where it operates, and has a 28.5% interest in, Refinor and a network of 267 gas stations.  Petrobras Argentina’s refining division includes the following assets, among others:

•                  Ricardo Eliçabe Refinery, located in Bahía Blanca (Province of Buenos Aires), which has a total refining capacity of 30,200 barrels of oil per day;

•                  Dock Sud Plant, located in the Province of Buenos Aires, close to the City of Buenos Aires, which has a total storage capacity of approximately 1,230,000 barrels of heavy and light oil products;

•                  Caleta Paula Plant, located in the Province of Santa Cruz, close to the city of Comodoro Rivadavia, in southern Argentina, which has a storage capacity of 82,000 barrels of light oil products; and

•                  As of September 30, 2016, Petrobras Argentina operated 79 gas stations and leased 188 gas stations.

•                  In addition, Petrobras Argentina has a 28.5% interest in Refinor, a refinery located in Campo Durán in the Province of Salta.

The refining and distribution business segment recorded Ps. 2,725.7 million in revenue and operating profit for Ps. 225.1 million in the nine-month period ended September 30, 2016.

Petrochemicals. We are engaged in the petrochemicals business through Petrobras Argentina’s styrenics operations and the catalytic reformer operations conducted in Argentine plants. Petrobras Argentina maintains its position in the styrenics market by capitalizing on current conditions and maximizing the use of its own petrochemicals raw materials.

The petrochemicals division has the following assets:

•                  an integrated petrochemicals complex at Puerto General San Martín, located in the Province of Santa Fe, with an annual production capacity of 50,000 tons of gases (LPG and propellants), 155,000 tons of aromatics, 290,000 tons of gasoline and raffinate, 160,000 tons of styrene, 58,500 tons of synthetic rubber, 180,000 tons of ethylbenzene and 31,000 tons of ethylene;

•                  a polystyrene plant located in the city of Zárate, in the Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene and 14,000 tons of bioriented polystyrene (“BOPS”) per year. This state-of-the-art BOPS plant is the only one of its type in South America; and

•                  an ethylene plant located in San Lorenzo, Province of Santa Fe, with a production capacity of 19,000 tons per year. It is located along the Paraná River, near the Puerto General San Martín petrochemicals complex, which uses ethylene as raw material for the production of ethylbenzene and styrene.

The petrochemicals business segment recorded Ps. 915.1 million in revenue and operating profit for Ps. 33.2 million in the nine-month period ended September 30, 2016.

Holding and Other Business. We also hold other interests, including:

•                  Petrobras Argentina’s 25.5% indirect interest in Transportadora de Gas del Sur S.A. (“TGS”), which is engaged in the transportation of gas in southern Argentina and in the processing and marketing of natural gas liquids; and

•                  our jointly controlling 26.3% indirect interest in Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”), which owns, operates and maintains the largest high-voltage electricity transmission system in Argentina, and Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (“Transba”), which owns and operates a separate high-voltage transmission system located within the Province of Buenos Aires. As of September 30, 2016, our electricity transmission operations covered more than 20,647 kilometers of high voltage transmission lines, representing approximately 85% of the high voltage system in Argentina. We acquired our joint controlling interest in Transener and Transba in September 2006.

TGS, Transener and Transba are accounted for using the equity method of accounting.

The holding and other business segment recorded Ps. 56.8 million in revenue and operating loss for Ps. 633.3 million in the nine-month period ended September 30, 2016.

Organizational structure

The following chart sets forth our corporate structure (including our subsidiaries) as of November 24, 2016.

The following diagram illustrates Petrobras Argentina’s corporate organizational structure including its subsidiaries, associates and joint ventures, as of November 24, 2016:

OPERATING AND FINANCIAL REVIEW AS OF SEPTEMBER 30, 2016, AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

The following is a summary and discussion of our financial position as of September 30, 2016 and our results of operations for the nine-month period ended September 30, 2016. For comparative purposes, the following includes financial information as of December 31, 2015 and for the nine-month period ended September 30, 2015. The following tables and discussion should be read in conjunction with our unaudited consolidated financial statements as of and for the nine-month and three-month periods ended September 30, 2016, furnished with the SEC on November 21, 2016 (our “Unaudited Interim Financial Statements”) as well as our annual audited restated consolidated financial statements as of and for the three years ended December 31, 2015, which are included in our 2015 Form 20-F/A (our “Audited Consolidated Financial Statements”).

In the opinion of our management, the unaudited selected financial data discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our 2015 Form 20-F/A.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.”, “AR$” and “Pesos” are to Argentine pesos. U.S. dollar amounts in the tables are presented solely for convenience, using the average between the purchaser and seller exchange rates reported by the Banco de la Nación Argentina (“Banco Nación”), as of September 30, 2016 of U.S.$1.00 = Ps. 15.26, unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. On December 30, 2016, the exchange rate was Ps. 15.890 to U.S.$1.00. As a result of fluctuations in the Dollar/Argentine Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. See “Item 3. Key Information—Exchange Rates,” “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations” and “Item 3. Key Information—Risk Factors—Exchange controls and restrictions on capital inflows and outflows may continue to limit the availability of international credit and could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy, and, as a result, our business” in our 2015 Form 20-F/A.

Historically, inflation in Argentina has played a significant role in influencing the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as us. In accordance with IFRS, the financial information set forth in this report and in our 2015 Form 20-F/A has not been adjusted to reflect inflation. Inflation could therefore affect the comparability among the different periods presented in this report and in our 2015 Form 20-F/A. See “Risk Factors—The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition” and “—If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected” in our 2015 Form 20-F/A. The rate of inflation between November 2015 and September 2016, as measured by the variations in the Consumer Price Index (“CPI”), according to the province of San Luis, was 38.3%, and the rate of inflation between November 2015 and October 2016, as measured by the variations in the CPI according to the City of Buenos Aires, was 41.9%.

Sources of Revenues

No significant changes have arisen in sources of revenues since we filed our 2015 Form 20-F/A. See “Item 5. Operating and Financial Review and Prospects—Sources of Revenue” in our 2015 Form 20-F/A and Note 21 to our Unaudited Interim Financial Statements.

Revenues arising from our refining and distribution and petrochemicals segments are recognized upon delivery of the relevant products.  These revenues are measured at fair value based on the consideration received or to be received, taking into account any trade discounts or volume rebates agreed to with counterparties.

Factors Affecting Our Results of Operations

No significant changes have arisen in the factors affecting our results of operations or outlook for 2016 since we filed our 2015 Form 20-F/A, with the exception of the estimated impact of the injunctions with respect to the application of the ME&M Resolution No. 6 and 7/16 from February 2016 (the “February 2016 ME&M Resolutions”) and ENRE Resolution No. 1/16 that benefitted the customers residing in the Pilar and La Matanza areas for the February to September 2016 period, which reduced the distribution margin of Edenor in an amount of Ps. 1,283.1 million. See “Recent Developments—Legal Proceedings—Injunctions” and “Item 5. Operating and Financial Review and Prospectus—Factors Affecting Our Results of Operation” in our 2015 Form 20-F/A.

Critical Accounting Policies and Judgments

No significant changes have arisen in our critical accounting policies and judgments since we filed our 2015 Form 20-F/A. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Judgments” in our 2015 Form 20-F/A.

Selected Financial Data

The following tables set forth our unaudited selected financial data as of September 30, 2016 and December 31, 2015 and for the nine-month periods ended September 30, 2015 and 2016.

	As of September 30,		As of December 31,
	2016	2016	2015
	(in millions of U.S.$)(1)	(in millions of Pesos)	(in millions of Pesos)
	(unaudited)	(unaudited)
STATEMENT OF FINANCIAL POSITION
Non-current assets:
Investments in joint ventures	223.6	3,412.8	223.9
Investments in associates	51.2	781.8	123.2
Property, plant and equipment	2,513.4	38,354.8	14,508.4
Intangible assets	137.5	2,097.9	734.2
Biological assets	0.1	1.8	1.9
Financial assets at fair value through profit and loss	28.2	429.7	2,578.2
Financial assets at amortized cost	22.5	343.9	—
Deferred tax asset	76.7	1,170.4	52.3
Trade and other receivables	248.7	3,794.6	1,228.5
Total non-current assets	3,301.9	50,387.7	19,450.6
Current assets:
Biological assets	0.0	0.5	0.2
Inventories	220.8	3,369.7	225.5
Financial assets at fair value through profit and loss	217.6	3,319.8	4,081.0
Financial assets at amortized cost	1.9	29.2	—
Derivative financial instruments	—	—	0.2
Trade and other receivables	926.8	14,143.6	4,875.5
Cash and cash equivalents	232.1	3,541.6	516.6
Total current assets	1,599.2	24,404.4	9,699.0
Non-current assets classified as held for sale	216.7	3,306.9	—
Total assets	5,117.9	78,099.0	29,149.6

Shareholders´ equity
Share capital	111.1	1,695.9	1,695.9
Additional paid-in capital	80.9	1,234.3	1,231.5
Legal reserve	13.4	204.7	51.5
Voluntary reserve	254.9	3,889.6	977.8
Reserve for directors’ options	—	—	—
Retained earnings	(65.1)	(992.9)	3,065.1
Other comprehensive loss	(1.2)	(18.8)	(31.1)
Equity attributable to owners of Pampa	394.0	6,012.8	6,990.6
Non-controlling interest	566.1	8,639.3	1,390.6
Total equity	960.2	14,652.2	8,381.2
Non-current liabilities:
Trade and other payables	311.0	4,745.2	2,698.8
Borrowings	1,084.5	16,549.1	6,684.7
Deferred revenue	12.7	194.3	153.8
Salaries and social security payable	6.4	97.3	80.0
Defined benefit plans	53.7	820.1	264.5
Deferred tax liabilities	304.9	4,652.9	591.6
Income tax and minimum notional income tax provision	71.1	1,085.2	271.8
Taxes payable	12.2	185.7	116.7
Provisions	303.2	4,626.2	313.8
Total non-current liabilities	2,159.6	32,955.9	11,175.7
Current liabilities:
Trade and other payables	888.2	13,554.0	6,652.5
Borrowings	700.9	10,696.1	1,307.7
Deferred revenue	0.1	0.8	0.8
Salaries and social security payable	101.8	1,552.9	887.0
Defined benefit plans	4.4	67.2	46.1
Income tax and minimum notional income tax provision	79.2	1,209.1	138.9
Taxes payable	99.1	1,512.4	471.2
Derivatives financial instruments	0.1	1.3	18.1
Provisions	108.3	1,653.1	70.6
Total current liabilities	1,982.1	30,247.0	9,592.7
Liabilities associated to non-current assets classified as held for sale	16.0	244.0	—
Total liabilities	4,157.7	63,446.8	20,768.4
Total liabilities and equity	5,117.9	78,099.0	29,149.6

(1)    Solely for the convenience of the reader, Peso amounts as of September 30, 2016 have been translated into U.S.$ at the average between the purchaser and seller exchange rates for U.S.$ quoted by Banco Nación on September 30, 2016 of Ps. 15.26 to U.S.$1.00.

	For the Nine-Month Period Ended September 30,
	2016	2016	2015
	(in millions of U.S.$) (1)	(in millions of Pesos, except for per share amounts and number of shares or as otherwise indicated)
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
Revenue	1,197.9	18,280.1	5,315.3
Cost of sales	(1,017.1)	(15,520.7)	(5,163.7)
Gross profit	180.8	2,759.4	151.6
Selling expenses	(111.6)	(1,702.4)	(675.8)
Administrative expenses	(153.9)	(2,348.3)	(796.8)
Exploration expenses	(5.0)	(76.4)	—
Other operating income	132.7	2,025.3	330.1
Other operating expenses	(73.2)	(1,117.0)	(433.5)
Reversal of impairment of property, plant and equipment	—	—	25.3
Share of (loss) profit of joint ventures	(12.7)	(194.2)	45.6
Share of (loss) profit of associates	0.1	1.9	(1.7)
Income from sale of subsidiaries	31.4	479.7	—
Operating (loss) profit before higher costs recognition and SE Resolution No. 32/15	(11.3)	(172.0)	(1,355.3)
Income recognition on account of the RTI - SE Resolution No. 32/15 (2)	27.5	419.4	3,809.7
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes (2)	5.3	81.5	186.6
Operating income	21.6	328.9	2,641.0
Financial income	31.7	483.5	196.3
Financial expenses	(199.1)	(3,038.6)	(696.7)
Other financial results	10.3	157.1	185.8
Financial results, net	(157.1)	(2,398.1)	(314.5)
(Loss) profit before income tax	(135.6)	(2,069.2)	2,326.5
Income tax and minimum notional income tax	34.4	525.3	(785.8)
Total (loss) profit of the period / year	(101.2)	(1,543.8)	1,540.7

Total (Loss) Profit of the period attributable to:
Owners of Pampa	(65.1)	(992.9)	1,003.3
Non - controlling interest	(36.1)	(550.9)	537.4

Basic earnings (loss) per share from continuing operations	(0.0384)	(0.5855)	0.7634
Diluted earnings (loss) per share from continuing operations (3)	(0.0384)	(0.5855)	0.6378
Basic earning (loss) per ADS from continuing operations (4)	(0.0015)	(0.0234)	0.0305
Diluted earning (loss) per ADS from continuing operations (3) (4)	(0.0015)	(0.0234)	0.0255
Weighted average amount of outstanding shares	1,695.9	1,695.9	1,573.1

(1) Solely for the convenience of the reader, Peso amounts as of September 30, 2016 have been translated into U.S.$ at the average between the purchaser and seller exchange rates for U.S.$ quoted by Banco Nación on September 30, 2016 of Ps. 15.26 to U.S.$1.00.

(2) See Note 2.3 to our Audited Consolidated Financial Statements.

(3) Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all potential dilutive common shares. Pampa has a type of potential dilutive common shares, which consist of warrants.

(4) Each ADS represents 25 common shares.

	For the Nine-Month Period Ended September 30,
	2016	2016	2015
	(in millions of U.S.$) (1)	(in millions of Pesos)	(in millions of Pesos)
	(unaudited)	(unaudited)	(unaudited)
			(Restated)

CASH FLOW DATA
Net cash generated by operating activities	164	2,504	3,174
Net cash generated by (used in) investing activities	(566)	(8,633)	(4,560)
Net cash generated by financing activities	590	8,998	1,352

Consolidated Results of Operations for the Nine-Month Periods Ended September 30, 2015 and 2016

	For the Nine-Month Period Ended
	September 30,
	2016	2015
	(in millions of Pesos)	(in millions of Pesos)
	(unaudited)	(unaudited)
Revenue
Generation	2,961.9	1,854.6
Distribution of energy	9,117.3	2,911.2
Oil and gas	4,148.3	603.9
Refining and distribution	2,725.7	—
Petrochemicals	915.1	—
Holding and others	56.8	32.6
Eliminations	(1,645.1)	(87.1)
Total Revenue	18,280.1	5,315.3

Gross profit (loss)
Generation	1,360.9	895.7
Distribution of energy	(233.3)	(977.9)
Oil and gas	1,161.2	214.1
Refining and distribution	210.2	—
Petrochemicals	201.5	—
Holding and others	54.4	31.0
Eliminations	4.4	(11.3)
Total gross profit	2,759.4	151.6

Operating profit (loss)
Generation	965.3	673.9
Distribution of energy	(1,952.4)	1,666.3
Oil and gas	1,668.8	292.9
Refining and distribution	225.1	—
Petrochemicals	33.2	—
Holding and others	(633.3)	7.9
Eliminations	22.2	—
Total operating income	328.9	2,641.0

Total profit (loss) of the period
Generation	689.0	357.4
Distribution of energy	(2,254.8)	745.5

Oil and gas	818.1	106.0
Refining and distribution	214.5	—
Petrochemicals	29.4	—
Holding and others	(1,062.3)	331.8
Eliminations	22.2	—
Total (loss) profit of the period	(1,543.8)	1,540.7

Total profit (loss) attributable to owners of Pampa
Generation	605.7	328.4
Distribution of energy	(1,361.9)	290.5
Oil and gas	597.9	52.6
Refining and distribution	214.5	—
Petrochemicals	29.4	—
Holding and others	(1,100.7)	331.8
Eliminations	22.2	—
Total (loss) profit attributable to owners of Pampa	(992.9)	1,003.3

Total profit (loss) attributable to non - controlling interest
Generation	83.3	29.0
Distribution of energy	(892.8)	455.0
Oil and gas	220.2	53.4
Holding and others	38.4	—
Total (loss) profit attributable to non - controlling interest	(550.9)	537.4

Electricity Generation Segment

Revenues

Revenues from our generation segment increased by 59.7% to Ps. 2,961.9 million for the nine-month period ended September 30, 2016, from Ps. 1,854.6 million for the same period in 2015. The Ps. 1,107.3 million increase was mainly due to (i) the inclusion of revenues from Petrobras Argentina of Ps. 532 million for the period from July 27, 2016 to September 30, 2016 as a result of the Acquisition, (ii) an increase in average electricity sales prices as a result of the regulatory changes described below and (iii) an increase in the volume of electricity sold by the segment, to 8,158.1 GWh for the nine-month period ended September 30, 2016, compared to 6,738.3 GWh for the same period in 2015 as a result of the Acquisition.  The increase in average electricity sales prices was due to (i) the implementation of Secretariat of Energy’s (“SE”) Resolution No. 22/16, which became effective as of February 2016 and retroactively increased remuneration for fixed costs, variable costs and non-recurring maintenance on average by 42% for Pampa, compared to remuneration under SE Resolution No. 482/15, which was previously in place, and (ii) foreign exchange effects resulting from an increase in the Peso to U.S. Dollar exchange rate, which in turn impacted electricity sales prices in Pesos for the Energía Plus and SE Resolution No. 220/2007 agreements since a significant portion of the tariffs collected by Pampa is indexed to U.S. dollars.

The following table shows net electricity sales (in GWh) for our power generation plants:

	Nine-Month Period Ended September 30
In GWh	2016	2015
Net generation	7,661.9	6,271.8
Purchases	496.3	466.5
Total	8,158.1	6,738.3

Cost of Sales

Cost of sales for our generation segment increased by 67.0%, to Ps. 1,601.0 million for the nine-month period ended September 30, 2016, from Ps. 958.9 million for the same period in 2015. The Ps. 642.1 million increase includes generation cost of sales from Petrobras Argentina totaling Ps. 484.5 million for the period from July 27, 2016 to September 30, 2016.

This increase was mainly due to (i) higher purchases of inventories, energy and gas of Ps. 370.5 million, (ii) higher labor costs of Ps. 100.2 million and (iii) higher depreciation of property, plant and equipment of Ps. 94.1 million for the nine-month period ended September 30, 2016, compared to the same period in 2015.

The following table shows the main components of our generation segment cost of sales for the specified periods:

	Nine-Month Period Ended September 30,
Cost of Sales, in millions of Ps. except %	2016		2015
Purchases of inventories, energy and gas	671.5	41.9%	301.1	31.4%
Labor costs	354.0	22.1%	253.8	26.5%
Depreciation of property, plant and equipment	190.1	11.9%	96.0	10.0%
Repairs and Maintenance	84.4	5.3%	64.8	6.8%
Consumption of materials	67.0	4.2%	49.4	5.1%
Rental and insurance	52.1	3.3%	62.7	6.5%
Fees for third-party services	35.9	2.2%	22.7	2.4%
Taxes, rates and contributions	22.8	1.4%	16.3	1.7%
Royalties	18.7	1.2%	11.6	1.2%
Amortization for intangible assets	15.1	0.9%	14.6	1.5%
Penalties	5.1	0.3%	3.1	0.3%
Others	84.3	5.3%	62.8	6.5%
Total	1,601.0	100.0%	958.9	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Gross Profit

As a result of the foregoing, our generation segment gross profit increased by 51.9% to Ps. 1,360.9 million for the nine-month period ended September 30, 2016, compared to Ps. 895.7 million for the same period in 2015.

Selling Expenses

Selling expenses from our generation segment increased by 135.3% to Ps. 36.7 million for the nine-month period ended September 30, 2016, compared to Ps. 15.6 million for the same period in 2015. The Ps. 21.1 million increase includes selling expenses from Petrobras Argentina of Ps. 9.6 million for the period from July 27, 2016 to September 30, 2016.

This increase was mainly due to (i) a Ps. 14.0 million increase in taxes, rates and contributions and (ii) a Ps. 5.0 million increase in labor costs.

The following table shows the main components of our generation segment selling expenses for the specified periods:

	Nine-Month Period Ended September 30,
Selling Expenses, in millions of Ps. except %	2016		2015
Taxes, rates and contributions	21.1	57.4%	7.1	45.4%
Labor costs	10.8	29.3%	5.7	36.6%
Doubtful accounts	1.2	3.2%	1.0	6.3%
Others	3.7	10.1%	1.8	11.7%
Total	36.7	100.0%	15.6	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative Expenses

Administrative expenses from our generation segment increased by 67.1% to Ps. 323.2 million for the nine-month period ended September 30, 2016 from Ps. 193.5 million for the same period in 2015, mainly due to (i) a 72.6% increase in labor costs and (ii) a 87.5% increase in the fees for third-party services.

The following table shows the main components of our generation segment administrative expenses for the specified periods:

	Nine-Month Period Ended September 30,
Administrative Expenses, in millions of Ps. except %	2016		2015
Labor costs	218.0	67.5%	126.3	65.3%
Fees for third-party services	59.4	18.4%	31.7	16.4%
Rental and insurance	14.8	4.6%	10.4	5.4%
Depreciation of property, plant and equipment	3.8	1.2%	3.0	1.5%
Taxes, rates and contributions	0.8	0.2%	1.9	1.0%
Others	26.4	8.2%	20.2	10.5%
Total	323.2	100.0%	193.5	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other Operating Income and Expenses, Net

Other operating income and expenses, net, from our generation segment increased by 6.1%, to a loss of Ps. 35.7 million for the nine-month period ended September 30, 2016, compared to a loss of Ps. 38.0 million for the same period in 2015.

The following table shows the main components of our generation segment other operating income and expenses, net for the specified periods:

	Nine-Month Period Ended September 30,
Other Op. Income & Expenses, in millions of Ps. except %	2016		2015
Taxes on bank transactions	(35.8)	100.3%	(37.3)	98.1%
Provision for contingencies	(10.2)	28.7%	(1.6)	4.2%
Allowance for uncollectible tax credits	(8.2)	22.9%	(3.6)	9.6%
Recovery of receivables	2.9	(8.2)%	0.7	(1.9)%
Recovery of insurance	3.8	(10.5)%	0.0	(0.1)%
Additional recognition on Transactional Agreement	6.4	(18.0)%	0.2	(0.4)%
Others	5.4	(15.1)%	3.6	(9.3)%
Total	(35.7)	100.0%	(38.0)	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating Income

Operating income from our generation segment increased by 43.2% to Ps. 965.3 million for the nine-month period ended September 30, 2016, compared to Ps. 673.9 million for the same period in 2015.

Financial Results, Net

Financial results, net, from our generation segment accounted for a loss of Ps. 21.4 million for the nine-month period ended September 30, 2016, compared to a loss of Ps. 171.5 million for the same period in 2015, mainly due to (i) a Ps. 206.1 million increase in income from changes in the fair value of financial instruments and (ii) a Ps. 184.3 million increase in income from commercial interest.  The increase was partially offset by a Ps. 315.5 million increase in loss from financial interest.

The following table shows the main components of our generation segment financial results, net, for the specified periods:

	Nine-Month Period Ended September 30,
Financial Results, in millions of Ps. except %	2016		2015
Financial income
Commercial interest	315.6	89.2%	131.4	72.0%
Financial interest	26.2	7.4%	51.1	28.0%
Others	11.8	3.4%	0.0	0.0%
Subtotal	353.7	100.0%	182.5	100.0%

Financial expenses
Financial interest	(511.7)	93.0%	(196.3)	79.5%
Fiscal interest	(23.3)	4.2%	(34.9)	14.1%
Commercial interest	(0.0)	0.0%	(1.1)	0.5%
Others	(15.4)	2.8%	(14.5)	5.9%
Subtotal	(550.5)	100.0%	(246.8)	100.0%

Other financial results
Changes in the fair value of financial instruments	151.8	86.5%	(54.3)	50.7%
Foreign exchange differences, net	18.9	10.8%	(73.7)	68.7%
Results from current value measurement	1.0	0.6%	20.8	(19.4)%
Other financial results	3.6	2.1%	—	—
Subtotal	175.4	100.0%	(107.2)	100.0%
Total	(21.4)	100.0%	(171.5)	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Income Tax

Our generation segment recorded an income tax charge of Ps. 254.9 million for the nine-month period ended September 30, 2016, compared to a charge of Ps. 145.0 million for the same period in 2015.

Total Profit

Our generation segment recorded a total profit of Ps. 689.0 million for the nine-month period ended September 30, 2016, of which Ps. 605.7 million was attributable to the owners of Pampa, compared to a total profit of Ps. 357.4 million recorded for the same period in 2015, of which Ps. 328.4 million was attributable to the owners of Pampa.

Electricity Distribution Segment

Revenues

Revenues from our distribution segment increased by 213.2% to Ps. 9,117.3 million for the nine-month period ended September 30, 2016, compared to Ps. 2,911.2 million for the same period in 2015, mainly due to the application of February 2016 ME&M Resolutions, which established a new electricity rate system, increasing revenues of distribution companies. Edenor’s electricity sales volume for the nine-month period ended September 30, 2016 increased by 145.4 GWh to 17,114 GWh, compared to 16,959 GWh for the same period in 2015.

Cost of Sales

Cost of sales for our distribution segment increased by 140.4% to Ps. 9,350.7 million for the nine-month period ended September 30, 2016, compared to Ps. 3,889.1 million for the same period in 2015, mainly due to (i) a 207.9 % increase in the price of energy purchases as a result of the February 2016 ME&M Resolutions, (ii) an increase in penalties due to the new criteria to calculate penalties established by the Argentine National Electricity Regulator (Ente Nacional Regulador de la Electricidad, or the “ENRE”) ENRE Note 120,151 and (iii) a 38.8% increase in labor costs.

The following table shows the main components of our distribution segment cost of sales for the specified periods:

	Nine-Month Period Ended September 30,
Cost of Sales, in millions of Ps. except %	2016		2015
Energy purchases	4,766.0	51.0%	1,547.9	39.8%
Labor costs	1,878.6	20.1%	1,353.0	34.8%
Penalties	1,842.2	19.7%	188.1	4.8%
Fees for third-party services	322.6	3.5%	367.0	9.4%
Depreciation of property, plant and equipment	217.3	2.3%	175.1	4.5%
Consumption of materials	208.9	2.2%	160.7	4.1%
Others	115.0	1.2%	97.2	2.5%
Total	9,350.7	100.0%	3,889.1	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Gross Loss

As a result of the foregoing, gross loss from our distribution segment decreased to Ps. 233.3 million for the nine-month period ended September 30, 2016, compared to a loss of Ps. 977.9 million for the same period in 2015.

Selling Expenses

Selling expenses from our distribution segment increased by 83.2% to Ps. 1,101.9 million for the nine-month period ended September 30, 2016, compared to Ps. 601.5 million for the same period in 2015, mainly due to (i) a 1,813.6% increase in penalties due to the new criteria to calculate penalties established by ENRE Note 120,151, (ii) a 40.1% increase in fees for third-party services and (iii) a 40.9% increase in labor costs.

The following table shows the main components of our distribution segment selling expenses for the specified periods:

	Nine-Month Period Ended September 30,
Selling Expenses, in millions of Ps. except %	2016		2015
Fees for third-party services	333.0	30.2%	237.7	39.5%
Labor costs	311.0	28.2%	220.7	36.7%
Penalties	173.9	15.8%	9.1	1.5%
Doubtful accounts	91.5	8.3%	22.8	3.8%
Communication Expenses	77.9	7.1%	44.1	7.3%
Taxes, rates and contributions	68.9	6.3%	35.2	5.9%
Others	45.5	4.1%	31.9	5.3%
Total	1,101.9	100.0%	601.5	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative Expenses

Administrative expenses from our distribution segment increased by 73.0% to Ps. 819.0 million for the nine-month period ended September 30, 2016, compared to Ps. 473.4 million for the same period in 2015, mainly due to (i) a 40.7% increase in labor costs and (ii) a 122.8% increase in fees for third-party services.

The following table shows the main components of our distribution segment administrative expenses for the specified periods:

	Nine-Month Period Ended September 30,
Administrative Expenses, in millions of Ps. except %	2016		2015
Labor costs	341.1	41.6%	242.4	51.2%
Fees for third-party services	276.6	33.8%	124.2	26.2%
Insurance and rentals	65.6	8.0%	43.9	9.3%
Security surveillance expenses	39.6	4.8%	16.2	3.4%
Others	96.1	11.7%	46.8	9.9%
Total	819.0	100.0%	473.4	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other Operating Income and Expenses, Net

Other operating income and expenses, net, from our distribution segment increased by 7.9%, to a loss of Ps. 299.1 million for the nine-month period ended September 30, 2016, compared to a loss of Ps. 277.2 million for the same period in 2015, mainly due to (i) a Ps. 49.5 million increase in losses from taxes on bank transactions and (ii) a Ps. 36.8 million increase in the decrease in property, plant and equipment.

The following table shows the main components of our distribution segment other operating income and expenses for the specified periods:

	Nine-Month Period Ended September 30,
Other Op. Income & Expenses, in millions of Ps. except %	2016		2015
Provision for contingencies	(119.4)	39.9%	(115.7)	41.7%
Taxes on bank transactions	(106.8)	35.7%	(57.2)	20.7%
Decrease in property, plant and equipment	(40.0)	13.4%	(3.2)	1.2%
Voluntary retirements	(26.6)	8.9%	(36.0)	13.0%
Net expenses for technical functions	(15.4)	5.1%	(9.4)	3.4%
Other expenses FOCEDE	(14.7)	4.9%	(42.6)	15.4%
Allowance for uncollectible tax credits	(0.1)	0.0%	(1.8)	0.7%
Income from services to third-parties	31.4	(10.5)%	39.7	(14.3)%
Others	(7.7)	2.6%	(50.8)	18.3%
Total	(299.1)	100.0%	(277.2)	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating Loss

Operating loss from our distribution activities changed by Ps. 3,618.7 million to a loss of Ps. 1,952.4 million for the nine-month period ended September 30, 2016, compared to a gain of Ps. 1,666.3 million for the same period in 2015, mainly due to lower profits from SE Resolution No. 32/15, which was repealed by means of the February 2016 ME&M Resolutions, which was partially offset by an increase in revenues as a result of the new electricity rate system set forth in the February 2016 ME&M Resolutions.

Financial Results, Net

Financial results, net, from our distribution activities accounted for a loss of Ps. 1,380.5 million for the nine-month period ended September 30, 2016, compared to a loss of Ps. 352.4 million for the same period in 2015 (representing a 291.7% increase), mainly due to (i) a Ps. 781.3 million increase in losses from commercial interest due to the increase in accounts payables with CAMMESA, (ii) a Ps. 370.9 million increase in foreign exchange differences, net as a result of the increase in the Peso to U.S. Dollar exchange rate in connection with our U.S. Dollar-denominated debt and (iii) a Ps. 222.6 million increase in financial interest.  These effects were partially offset by a Ps. 253.6 million increase in income from changes in the fair value of financial assets.

The following table shows the main components of financial results, net, from our distribution segment:

	Nine-Month Period Ended September 30,
Financial Results, in millions of Ps. except %	2016		2015
Financial income
Commercial interest	91.2	64.9%	34.6	59.5%
Financial interest	49.3	35.1%	23.6	40.5%
Subtotal	140.5	100.0%	58.2	100.0%

Financial expenses
Commercial interest	(819.9)	66.5%	(38.5)	15.9%
Financial interest	(407.4)	33.0%	(184.8)	76.4%

Fiscal interest	(3.3)	0.3%	(2.9)	1.2%
Others	(2.4)	0.2%	(15.7)	6.5%
Subtotal	(1,232.9)	100.0%	(242.0)	100.0%

Other financial results
Foreign exchange differences, net	(645.5)	224.1%	(274.6)	162.8%
Changes in the fair value of financial instruments	360.5	(125.1)%	107.0	(63.4)%
Others	(3.1)	1.1%	(1.0)	0.6%
Subtotal	(288.1)	100.0%	(168.7)	100.0%
Total	(1,380.5)	100.0%	(352.4)	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Income Tax

Our distribution segment recorded a gain from income tax of Ps. 1,078.2 million for the nine-month period ended September 30, 2016, compared to a charge of Ps. 568.4 million for the same period in 2015.

Net Loss

Our distribution segment recorded a net loss of Ps. 2,254.8 million for the nine-month period ended September 30, 2016, of which Ps. 1,361.9 million was attributable to Pampa’s owners, compared to a total profit of Ps. 745.5 million for the same period in 2015, of which Ps. 290.5 million was attributable to the Pampa’s owners.

Oil and Gas Segment

Revenues

Revenues from our oil and gas segment increased by 586.9% to Ps. 4,148.3 million for the nine-month period ended September 30, 2016, compared to Ps. 603.9 million for the same period in 2015.  The Ps. 3,544.3 million increase was mainly due to (i) the inclusion of revenues from Petrobras Argentina of Ps. 2,279.9 million for the period from July 27, 2016 to September 30, 2016 as a result of the Acquisition, (ii) an increase in sales volumes primarily as a result of increased production in the Rincón del Mangrullo Block of PEPASA and (iii) effects from the increase in the Peso-U.S. Dollar exchange rate, partially offset by a slight decrease in oil and gas prices.

The following table shows PEPASA and Petrobras Argentina’s oil and gas production for the specified periods:

	Nine-Month Period Ended September 30,
	2016	2015
Oil (In m3/d)
PEPASA	45.4	23.8
Petrobras Argentina	4,045.8	0.0
Total	4,091.2	23.8
Gas (In dam3/d)
PEPASA	2,691.3	1,296.2
Petrobras Argentina	6,591.8	0.0
Total	9,283.1	1,296.2

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Cost of Sales

Cost of sales for our oil and gas segment increased by 666.2% to Ps. 2,987.0 million for the nine-month period ended September 30, 2016, compared to Ps. 389.8 million for the same period in 2015. The Ps. 2,597.2 million increase was mainly due to (i) the inclusion of cost of sales from Petrobras Argentina of Ps. 1,854.7 million for the period from July 27, 2016 to September 30, 2016 as a result of the Acquisition, (ii) an increase in production in the Rincón del Mangrullo Block, (iii) the effect of the amendment to the investment agreement between PEPASA and YPF S.A. (“YPF”), effective as of July 14, 2015.

Additionally, this increase was due to higher costs from depreciation of property, plant and equipment (Ps. 1,097.4 million), costs from royalties (Ps. 495.2 million) and fees for third-party services (Ps. 493.4 million).

The following table shows the main components of cost of sales for our oil and gas segment for the specified periods:

	Nine-Month Period Ended September 30,
Cost of Sales, in millions of Ps. except %	2016		2015
Depreciation of property, plant and equipment	1,244.7	41.7%	147.2	37.8%
Royalties	570.1	19.1%	74.9	19.2%
Fees for third-party services	540.1	18.1%	46.7	12.0%
Purchases of inventories and gas	380.5	12.7%	94.1	24.1%
Labor costs	71.0	2.4%	7.1	1.8%
Repairs and Maintenance	66.9	2.2%	0.3	0.1%
Rental and insurance	56.6	1.9%	10.9	2.8%
Others	57.1	1.9%	8.7	2.2%
Total	2,987.0	100.0%	389.8	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Gross Profit

As a result of the foregoing, gross profit from our oil and gas segment increased by 442.4% to Ps. 1,161.2 million for the nine-month period ended September 30, 2016, compared to Ps. 214.1 million for the same period in 2015.

Selling Expenses

Selling expenses from our oil and gas segment increased by 269.5% to Ps. 216.9 million for the nine-month period ended September 30, 2016, compared to Ps. 58.7 million for the same period in 2015. The Ps. 158.2 million increase includes selling expenses from Petrobras Argentina of Ps. 61.8 million for the period from July 27, 2016 to September 30, 2016 as a result of the Acquisition.

This increase was mainly due to (i) a Ps. 73.0 million increase in tax, rates and contributions and (ii) a Ps. 57.8 million increase in the accrual of costs under compensation agreements for the benefit of certain officers of PEPASA.

The following table shows the main components of our oil and gas segment selling expenses for the specified periods:

	Nine-Month Period Ended September 30,
Selling Expenses, in millions of Ps. except %	2016		2015
Taxes, rates and contributions	94.7	43.7%	21.8	37.1%
Compensation agreements	90.7	41.8%	32.9	56.0%
Labor costs	15.6	7.2%	2.4	4.0%
Others	15.8	7.3%	1.7	2.8%
Total	216.9	100.0%	58.7	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative Expenses

Administrative expenses from our oil and gas segment increased by 341.6% to Ps. 337.1 million for the nine-month period ended September 30, 2016, compared to Ps. 76.3 million for the same period in 2015. The Ps. 260.8 million increase includes administrative expenses from Petrobras Argentina of Ps. 137.3 million for the period from July 27, 2016 to September 30, 2016 as a result of the Acquisition.

The increase was principally due to (i) a Ps. 128.2 million increase in labor costs, (ii) a Ps. 95.0 million increase in the accrual of costs under compensation agreements for the benefit of certain officers of PEPASA and (iii) a Ps. 26.3 million increase in fees for third-party services.

The following table illustrates the main components of administrative expenses from our oil and gas segment for the specified periods:

	Nine-Month Period Ended September 30,
Administrative Expenses, in millions of Ps. except %	2016		2015
Labor costs	142.5	42.3%	14.3	18.7%
Compensation agreements	139.4	41.3%	44.3	58.1%
Fees for third-party services	37.8	11.2%	11.5	15.0%
Others	17.4	5.2%	6.3	8.2%
Total	337.1	100.0%	76.3	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Exploration Expenses

We recorded exploration expenses from our oil and gas segment totaling Ps. 76.4 million for the nine-month period ended September 30, 2016, which is a line item that did not exist for the nine-month period ended September 30, 2015 and is a result of the inclusion of expenses from Petrobras Argentina for the period from July 27, 2016 to September 30, 2016 as a result of the Acquisition.

	Nine-Month Period Ended September 30,
Exploration Expenses, in millions of Ps. except %	2016		2015
Abandoned and non-productive well write-downs	56.4	73.9%	—	—
Geological and geophysical expenses	19.9	26.1%	—	—
Total	76.4	100.0%	—	—

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other Operating Income and Expenses, Net

Other operating income and expenses, net ,from our oil and gas segment increased by 430.4% to a profit of Ps. 1,134.1 million for the nine-month period ended September 30, 2016, compared to a profit of Ps. 213.8 million for the same period in 2015. The Ps. 920.3 million increase includes other operating results from Petrobras Argentina of Ps. 186.8 million for the period from July 27, 2016 to September 30, 2016 as a result of the Acquisition.

The increase was mainly due to a Ps. 1,245.7 million increase in surplus gas injection compensation under the Surplus Injection Promotion Program implemented by Resolution No. 1/2013 due to the new investments made under the agreement with YPF.

The following table shows the main components of other operating income and expenses of our oil and gas segment for the specified periods:

	Nine-Month Period Ended September 30,
Other Op. Income & Expenses, in millions of Ps. except %	2016		2015
Surplus Gas Injection Compensation	1,502.0	132.4%	256.3	119.9%
Taxes on bank transactions	(62.1)	(5.5)%	(17.5)	(8.2)%
Compensation agreements	(58.0)	(5.1)%	(28.2)	(13.2)%
Environmental remediation	(212.8)	(18.8)%	(0.0)	(0.0)%

Profit for property, plant and equipment sale	357.6	31.5%	—	—
Others	(392.6)	(34.6)%	3.3	1.5%
Total	1,134.1	100.0%	213.8	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating Profit

The operating profit from our oil and gas segment increased by 469.7% to Ps. 1,668.8 million for the nine-month period ended September 30, 2016, compared to Ps. 292.9 million for the same period in 2015.

Financial Results, Net

Financial results, net, from our oil and gas activities accounted for a loss of Ps. 610.1 million for the nine-month period ended September 30, 2016, compared to a loss of Ps. 139.6 million for the same period in 2015. The Ps. 470.5 million increase includes financial results from Petrobras Argentina of Ps. 19.4 million for the period from July 27, 2016 to September 30, 2016 as a result of the Acquisition.

This increase was principally due to (i) a Ps. 312.2 million increase in losses from financial interest as a result of increased indebtedness compared to the same period in 2015 and (ii) a Ps. 170.3 million increase is losses from foreign exchange differences, net.

The following table shows the main components of the financial results from our oil and gas segment for the specified periods:

	Nine-Month Period Ended September 30,
Financial Results, in millions of Ps. except %	2016		2015
Financial income
Financial interest	26.8	68.9%	0.8	100.0%
Others	12.1	31.1%	0.0	0.0%
Subtotal	38.9	100.0%	0.8	100.0%

Financial expenses
Financial interest	(556.4)	97.2%	(244.2)	98.0%
Others	(16.2)	2.8%	(5.0)	2.0%
Subtotal	(572.5)	100.0%	(249.1)	100.0%

Other financial results
Foreign exchange differences, net	(136.7)	178.7%	33.6	30.9%
Asset retirement obligation	(27.3)	35.7%	(13.2)	(12.2)%
Changes in the fair value of financial instruments	92.8	(121.3)%	88.3	81.3%
Others	(5.3)	6.9%	—	—
Subtotal	(76.5)	100.0%	108.7	100.0%
Total	(610.1)	100.0%	(139.6)	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Income Tax

Our oil and gas segment recorded a charge from income tax of Ps. 240.5 million for the nine-month period ended September 30, 2016, compared to a charge of Ps. 47.3 million for the same period in 2015.

Total Profit

Our oil and gas segment recorded a total profit of Ps. 818.1 million for the nine-month period ended September 30, 2016, of which Ps. 597.9 million was attributable to the owners of Pampa, compared to a profit of Ps. 106.0 million for the same period in 2015, of which Ps. 52.6 million was attributable to the owners of Pampa.

Refining and Distribution Segment

As a result of the Acquisition, as of the date of this report, we have begun reporting information related to our refining and distribution segment acquired from Petrobras Argentina.  Information in this section corresponds to the period from July 27, 2016, the date of the Acquisition, to September 30, 2016.

Revenues

Revenues from our refining and distribution segment for the period from July 27, 2016 to September 30, 2016 totaled Ps. 2,725.7 million.

The following table shows our refining and distribution production (in cubic meters) for the specified period:

For the period from July 27, 2016 to September 30, 2016 (In M3)
Crude Oil	3.3
Gasoil	162.4
Gasoline	80.6
Fuel Oil, IFO and Asphalts	59.8
Others	30.2
Total	336.3

Cost of Sales

Cost of sales for our refining and distribution segment for the period from July 27, 2016 to September 30, 2016 totaled Ps. 2,515.4 million.

The following table shows the main components of cost of sales for our refining and distribution segment for the specified period:

Cost of Sales, in millions of Ps. except %	For the period from July 27, 2016 to September 30, 2016
Purchases of inventories	2,337.1	92.9%
Labor costs	68.6	2.7%
Fees for third-party services	44.7	1.8%
Depreciation of property, plant and equipment	22.2	0.9%
Others	42.7	1.7%
Total	2,515.4	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Gross Profit

As a result of the foregoing, gross profit from our refining and distribution segment for the period from July 27, 2016 to September 30, 2016 totaled Ps. 210.2 million.

Selling Expenses

Selling expenses from our refining and distribution segment for the period from July 27, 2016 to September 30, 2016 totaled Ps. 303.8 million.

The following table shows the main components of our oil and gas segment selling expenses for the specified period:

Selling Expenses, in millions of Ps. except %	For the period from July 27, 2016 to September 30, 2016
Transportation and freights	85.8	28.3%
Labor costs	82.3	27.1%
Taxes, rates and contributions	53.0	17.5%
Repairs and Maintenance	29.1	9.6%
Depreciation of property, plant and equipment	15.7	5.2%
Others	37.9	12.5%
Total	303.8	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative Expenses

Administrative expenses from our refining and distribution segment for the period from July 27, 2016 to September 30, 2016 totaled Ps. 7.5 million, mainly composed of labor costs.

Other Operating Income and Expenses, Net

Other operating income and expenses, net, from our refining and distribution activities for the period from July 27, 2016 to September 30, 2016 amounted to a loss of Ps. 325.2 million.

Financial Results, Net

Financial results, net, from our refining and distribution segment for the period from July 27, 2016 to September 30, 2016 accounted for a loss of Ps. 8.1 million, mainly due a Ps. 6.0 million loss associated with foreign exchange differences.

Income Tax

Our refining and distribution segment recorded an income tax charge of Ps. 2.4 million for the period from July 27, 2016 to September 30, 2016.

Total Profit

Our refining and distribution segment recorded a total profit of Ps. 214.5 million for the period from July 27, 2016 to September 30, 2016, 100% of which was attributable to the owners of Pampa.

Petrochemicals Segment

As a result of the Acquisition, as of the date of this report, we have begun reporting information related to our petrochemicals segment acquired from Petrobras Argentina.  Information in this section corresponds to the period from July 27, 2016, the date of the Acquisition, to September 30, 2016.

Revenues

Revenues from our petrochemicals segment for the period from July 27, 2016 to September 30, 2016 totaled Ps. 915.1 million.

The following table shows our petrochemicals production (in cubic meters) for the specified period:

For the period from July 27, 2016 to September 30, 2016 (In M3)
Styrene and Polystyrene	20.1
Synthetic rubber	4.0
Others	54.1
Total	78.2

Cost of Sales

Cost of sales for our petrochemicals segment for the period from July 27, 2016 to September 30, 2016 totaled Ps. 713.7 million.

The following table shows the main components of cost of sales for our petrochemicals segment for the specified period:

Cost of Sales, in millions of Ps. except %	For the period from July 27, 2016 to September 30, 2016
Purchases of inventories	512.0	71.7%
Labor costs	141.8	19.9%
Depreciation of property, plant and equipment	10.3	1.4%
Fees for third-party services	7.8	1.1%
Repairs and Maintenance	21.2	3.0%
Others	20.5	2.9%
Total	713.7	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Gross Profit

As a result of the foregoing, gross profit from our petrochemicals segment for the period from July 27, 2016 to September 30, 2016 totaled Ps. 201.5 million.

Selling Expenses

Selling expenses from our petrochemicals segment for the period from July 27, 2016 to September 30, 2016 totaled Ps. 43.2 million.

The following table shows the main components of our oil and gas segment selling expenses for the specified period:

Selling Expenses, in millions of Ps. except %	For the period from July 27, 2016 to September 30, 2016
Taxes, rates and contributions	21.3	49.2%
Transportation and freights	14.0	32.3%
Labor costs	2.4	5.6%
Others	5.6	12.9%
Total	43.2	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative Expenses

Administrative expenses from our petrochemicals segment for the period from July 27, 2016 to September 30, 2016 totaled Ps. 6.3 million, mainly composed of labor costs.

Other Operating Income and Expenses, Net

Other operating income and expenses, net, from our petrochemicals segment for the period from July 27, 2016 to September 30, 2016 amounted to a loss of Ps. 118.8 million.

Financial Results, Net

Financial results, net, from our petrochemicals segment for the period from July 27, 2016 to September 30, 2016 amounted to a loss of Ps. 3.8 million, mainly due a Ps. 5.2 million loss associated with foreign exchange differences.

Total Profit

Our petrochemicals segment recorded a total profit of Ps. 29.4 million for the period from July 27, 2016 to September 30, 2016, 100% of which was attributable to the owners of Pampa.

Holding and Others Segment

Revenues

Revenues from our holding and others segment increased by 74.1% to Ps. 56.8 million for the nine-month period ended September 30, 2016, compared to Ps. 32.6 million for the same period in 2015, mainly due to an increase in fees collected from companies associated with our other segments.

Cost of Sales

Cost of sales for our holding and others segment increased by 48.6% to Ps. 2.4 million for the nine-month period ended September 30, 2016, compared to Ps. 1.6 million for the same period in 2015.

The following table illustrates the main components of costs of sales for our holding and others segment for the specified periods:

	Nine-Month Period Ended September 30,
Cost of Sales, in millions of Ps. except %	2016		2015
Labor costs	1.5	61.7%	0.6	36.7%
Inventory purchases	0.7	28.9%	0.8	46.8%
Others	0.2	9.4%	0.3	16.5%
Total	2.4	100.0%	1.6	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Gross Profit

As a result of the foregoing, gross profit from our holding and others segment increased by 75.5% to Ps. 54.4 million for the nine-month period ended September 30, 2016, compared to Ps. 31.0 million for the same period in 2015.

Selling Expenses

We did not record significant selling expenses from our holding and others segment for the nine-month periods ended September 30, 2016 and 2015.

Administrative Expenses

Administrative expenses from our holding and others segment increased by 1,243.6% to Ps. 872.0 million for the nine-month period ended September 30, 2016, compared to Ps. 64.9 million for the same period in 2015. The Ps. 807.0 million increase includes administrative expenses from Petrobras Argentina of Ps. 264.4 million for the period from July 27, 2016 to September 30, 2016 as a result of the Acquisition.

This increase was principally due to (i) a Ps. 468.2 million increase in fees for third-party services principally incurred in connection with the Acquisition and (ii) a Ps. 229.3 million increase in labor costs.

The following table illustrates the main components of administrative expenses from our holding and others segment for the specified periods:

	Nine-Month Period Ended September 30,
Administrative Expenses, in millions of Ps. except %	2016		2015
Fees for third-party services	477.8	54.8%	9.5	14.7%
Labor costs	241.8	27.7%	12.5	19.3%
Director and Syndicate fees	35.3	4.1%	25.2	38.8%
Taxes, rates and contributions	16.6	1.9%	4.5	6.9%
Office expenses	24.8	2.8%	0.4	0.6%
Others	75.6	8.7%	12.8	19.8%
Total	872.0	100.0%	64.9	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other Operating Income and Expenses, Net

Other operating income and expenses, net, from our holding and others segment decreased by Ps. 96.5 million to a loss of Ps. 98.6 million during the nine-month period ended September 30, 2016, compared to a loss of Ps. 2.1 million for the same period in 2015, mainly due to the inclusion of other operating income and expenses, net, from Petrobras Argentina of Ps. 79.2 million for the period from July 27, 2016 to September 30, 2016 as a result of the Acquisition.

The following table shows the main components of our holding and other segment other operating income and expenses for the specified periods:

	Nine-Month Period Ended September 30,
Other Op. Income & Expenses, in millions of Ps. except %	2016		2015
Provision for contingencies	(18.5)	18.8%	(0.1)	4.0%
Taxes on bank transactions	(85.2)	86.5%	(0.9)	45.4%
Other credits provision	(8.6)	8.8%	(1.0)	47.7%
Recovery of expenses	30.0	(30.5)%	2.4	(117.9)%
Others	(16.2)	16.5%	(2.5)	120.8%
Total	(98.6)	100.0%	(2.1)	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating Loss

Operating loss from our holding and others segment increased to Ps. 633.3 million for the nine-month period ended September 30, 2016, compared to operating income of Ps. 7.9 million for the same period in 2015, mainly due to a Ps. 807 million increase in administrative expenses as a result of (i) the inclusion of administrative expenses from Petrobras Argentina of Ps. 79.2 million for the period from July 27, 2016 to September 30, 2016 as a result of the Acquisition, (ii) expenses incurred in the acquisition of Petrobras Argentina and (iii) a Ps. 239.8 million increase in loss in joint ventures. These increases were partially offset by Ps. 479.7 million gain from the sale of our indirect interest in TGS.

Financial Results, Net

Financial results, net, from our holding and others segment decreased to a loss of Ps. 374.0 million for nine-month period ended September 30, 2016, compared to a profit of Ps. 349.1 million for the same period in 2015, mainly due to (i) a Ps. 603.4 million increase in losses from net financial interest and (ii) a Ps. 40.9 million decrease in income from foreign exchange differences, net, which was partially offset by a Ps. 37.2 million increase in income from changes in the fair value of financial instruments.

The following table illustrates the main components of financial results from our holding and others segment for the specified periods:

	Nine-Month Period Ended September 30,
Financial Results, in millions of Ps. except %	2016		2015
Financial income
Financial interest	16.1	88.2%	17.4	100.0%
Others	2.2	11.8%	—	—
Subtotal	18.3	100.0%	17.4	100.0%

Financial cost
Financial interest	(609.0)	81.4%	(5.6)	26.1%
Fiscal interest	(111.6)	14.9%	(15.3)	71.5%
Others	(27.2)	3.6%	(0.5)	2.4%
Subtotal	(747.7)	100.0%	(21.4)	100.0%

Other financial results
Changes in the fair value of financial instruments	266.8	75.1%	229.6	65.0%
Foreign exchange differences, net	81.8	23.0%	122.7	34.7%
Others	6.9	1.9%	0.8	0.2%
Subtotal	355.5	100.0%	353.0	100.0%
Total	(374.0)	100.0%	349.1	100.0%

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Income Tax

Our holding and others segment recorded an income tax charge of Ps. 55.0 million for the nine-month period ended September 30, 2016, compared to a charge of Ps. 25.2 million for the same period in 2015.

Net Loss

Our holding and others segment recorded a net loss of Ps. 1,062.3 million for the nine-month period ended September 30, 2016, of which Ps. 1,100.7 million was attributable to the owners of Pampa, compared to a total profit of Ps. 331.8 million for the same period in 2015, 100% of which was attributable to the owners of Pampa.

Liquidity and Capital Resources

Sources and uses of funds

The table below reflects our cash position as of the dates and for the periods indicated and the net cash generated by (used in) operating, investing and financing activities during the periods indicated:

	For the Nine-Month Period Ended September 30,
	2016	2015
		(Restated)
	(in millions of Pesos)
Cash at the beginning of the year	516.6	335.2
Net cash generated by operating activities	2,503.7	3,174.1
Net cash used in investing activities	(8,633.2)	(4,559.9)
Net cash generated by financing activities	8,998.0	1,352.2
Foreign currency exchange difference generated by cash and cash equivalent	156.5	11.0
Cash and cash equivalent at the end of the period	3,541.6	312.6

Net cash generated by operating activities

Net cash generated by operating activities for the nine-month period ended September 30, 2016 was Ps. 2,503.7 million, principally attributable to positive adjustments of Ps. 2,532.2 million in interest accruals, Ps. 1,795.4 million for depreciation and amortization of assets and Ps. 692.7 million for foreign currency exchange difference. These were partially offset by the negative adjustments to net income for non-cash charges in this period, including earnings of Ps. 860.4 million for changes in the fair value of financial instruments, Ps. 525.3 million for income tax charge and Ps. 479.7 million for income for the sale of subsidiaries.

Changes in operating assets and liabilities for the nine-month period ended September 30, 2016 were Ps. 181.7 million. These changes were primarily attributable to an increase of Ps. 2,434.6 million in trade receivables and other receivable and an increase of Ps. 216.3 million in income tax and minimum notional income tax paid, which were partially offset by an increase of Ps. 2,115.6 million in trade and other payables and an increase of Ps. 290.1 million in salaries and social security payable.

Net cash generated by operating activities for the nine-month period ended September 30, 2015 was Ps. 3,174.1 million, principally attributable to positive adjustments of Ps. 785.8 million for income tax charge, Ps. 476.5 million for depreciation and amortization of assets and Ps. 466.2 million in interest accruals. These were partially offset by the negative adjustments to net income for non-cash charges in this period, including earnings of Ps. 381.2 million for changes in the fair value of financial instruments, Ps. 186.6 million for higher costs recognition associated with SE Resolution No. 250/13 and subsequent Notes and Ps. 447.4 million for income recognition on account of the Integral Tariff Revision (Revisión Tarifaria Integral or “RTI”) associated with SE Resolution No. 32/15 in our distribution segment.

Changes in operating assets and liabilities for the nine-month period ended September 30, 2015 were Ps. 447.8 million. These changes were primarily attributable to an increase of Ps. 1,861.4 million in trade and other payables, which were partially offset by an increase of Ps. 1,392.0 million in trade receivables and other receivables.

Net cash used in investing activities

Net cash used in investing activities for the nine-month period ended September 30, 2016 was Ps. 8,633.2 million, principally attributable to Ps. 9,005.3 million for payment for companies’ acquisitions, Ps. 3,945.6 million for payment for property, plant and equipment acquisitions and Ps. 220.3 million for financial assets acquisitions. These uses of cash and cash equivalents were partially offset by net cash and cash equivalents generated by our investing activities, including proceeds Ps. 3,466.7 million from financial assets at fair value sale and amortization, Ps. 665.7 million from recovery of investment funds and Ps. 304.9 million from sales of subsidiaries.

Net cash used in investing activities for the nine-month period ended September 30, 2015 was Ps. 4,559.9 million, principally attributable to Ps. 3,299.0 million for payment for property, plant and equipment acquisitions and Ps. 1,052.0 million for financial assets acquisitions. These uses of cash and cash equivalents were partially offset by net cash and cash equivalents generated by our investing activities, including proceeds Ps. 1,206.7 million from recovery of investment funds and Ps. 730.2 million from financial assets at fair value sale and amortization.

Net cash generated by financing activities

Net cash generated by our financing activities for the nine-month period ended September 30, 2016 was Ps. 8,998.0 million, principally attributable to net cash and cash equivalents of Ps. 13,229.4 million generated by borrowings from our different segments. These were partially offset by payments (including principal and interest) of Ps. 3,555.8 million made for financial borrowings.

Net cash generated by our financing activities for the nine-month period ended September 30, 2015 was Ps. 1,352.2 million, principally attributable to net cash and cash equivalents of Ps. 3,059.0 million generated by borrowings from our different segments. These were partially offset by payments (including principal and interest) of Ps. 1,875.2 million made for financial borrowings.

Capital Expenditures

The following table sets forth the capital expenditures for our consolidated segments for the nine-month period ended September 30, 2016 and 2015:

	For the Nine-Month Period Ended September 30,
	2016	2015
	(in millions of Pesos)
Electricity Generation	1,322.9	1,112.4
Electricity Distribution	2,008.9	1,342.4
Oil and gas	1,540.7	1,498.1
Refining and Distribution	63.2	—
Petrochemicals	18.1	—
Holding and others	57.4	0.3
	5,011.2	3,953.2

During the nine-month period ended September 30, 2016, our capital expenditures amounted to Ps. 5,011.2 million, which includes the capital expenditures from Petrobras Argentina of Ps. 675.9 million for the period from July 27, 2016 to September 30, 2016 as a result of the Acquisition.

Additionally, our capital expenditures in our generation segment mainly related to work in progress (Ps. 716.0 million) and advances to suppliers (Ps. 338.6 million) and materials and spare parts (Ps. 109.5 million). On July 15, 2016, the new 105 MW high-efficiency gas turbine was commissioned for service, increasing CTLL’s installed capacity to 645 MW. In our distribution segment, we invested Ps. 2,008.9 million, a substantial portion of which was used to expand and improve our grid in order to keep pace with the growth in our customer base. In addition, we made investments in order to meet our quality standards levels. Our capital expenditures in our oil and gas segment increased in line with the execution of PEPASA’s investment commitments under the YPF Agreement in the Rincón del Mangrullo Block.

With respect to our generation segment, we currently expect our capital expenditures to remain high in 2017, principally in connection with the thermal and renewable generation projects under the ME&M’s call for the increase of electric power. These projects include the expansion of the CTLL plant’s generating capacity through the installation of a new GE 105 MW high-efficiency gas turbine. The estimated costs of certain of these projects are approximately: (i) U.S.$90 million in connection with the CTLL plant expansion, (ii) U.S.$100 million in connection with the installation of six engine generators with a net power of 16.5 MW each in Parque Industrial Pilar and (iii) U.S.$135 million, without VAT, in connection with the installation of a 100 MW capacity wind farm in Bahía Blanca.

In our oil and gas segment, for the year 2017 PEPASA expects to continue with the development plan with YPF in the Rincón del Mangrullo Block. We expect to cover such capital expenditures mainly with cash flows from operations, cash on hand and short- and long-term borrowings.

Debt

Our total consolidated financial debt as of September 30, 2016 was Ps. 27,245.1 million, of which 60.7% was long-term debt. Approximately 82.3% of our consolidated debt outstanding at September 30, 2016 was denominated in foreign currencies, mainly in U.S. Dollars.

YPF Loan

On May 13, 2016, Pampa and YPF entered into a credit agreement pursuant to which YPF granted us a U.S.$140 million loan to partially finance the Acquisition (the “YPF Loan”).  The loan was disbursed on July 25, 2016, matures 18 months from the disbursement date and accrues interest at an annual nominal rate of 5%.

On October 14, 2016, Pampa prepaid to YPF a principal amount of U.S.$20 million under the YPF Loan.

Grupo Inversor Petroquímica S.L., WST S.A. and PCT L.L.C Loan

On July 22, 2016, Pampa and PEPCA S.A. (“PEPCA”) entered into an intercompany loan for up to U.S.$18.6 million at a 7.692% fixed rate, which matures on June 30, 2018. On July 27,2016, PEPCA was sold to Grupo Inversor Petroquímica S.L., WST S.A. and PCT L.L.C (jointly, the “purchasers”). As a result of this sale, the loan was converted into a loan with a third-party (i.e., the purchasers).

Santander Loan

On December 29, 2016, Pampa and Banco Santander Río S.A. entered into a credit agreement pursuant to which Banco Santander Río S.A. granted Pampa a U.S.$15 million loan (the “Santander Loan”). The Santander Loan was disbursed on the same date, matures 365 days following the disbursement date and accrues interest at an annual nominal rate of 7.5%.

Bank Overdrafts

As of December 31, 2016, Pampa has outstanding bank overdrafts with a short-term maturity of up to Ps. 242 million bearing interest at a 27.29% fixed rate.

See “Recent Developments” for more information regarding Pampa.

The below is a description of the main changes in the indebtedness of our subsidiaries since the filing of our 2015 Form 20-F/A and our Form 6-K furnished with the SEC on October 4, 2016.  See also Note 19 to our Unaudited Interim Financial Statements.

Oil and Gas

Petrobras Argentina

On October 27, 2016, Petrobras Argentina executed a loan agreement with Banco Ciudad in the amount of U.S.$10 million at a 2.9% fixed rate and maturing on April 25, 2017.

PEPASA

On October 5, 2016, PEPASA executed a loan agreement with Banco Supervielle in the amount of Ps. 7 million at a 5% fixed rate and maturing on October 5, 2017. Interest will be payable upon maturity.

On December 29, 2016, PEPASA cancelled U.S.$15 million of a loan made by Banco Santander Río S.A. through a loan agreement executed on June 10, 2016. As of the date of this report, the amount outstanding of such loan is U.S.$105 million.

Generation

Güemes

On September 19, 2016, CTG redeemed U.S.$18.9 million principal amount of its 2017 Bonds. Also, on September 20, 2016, CTG launched the early redemption of all the outstanding 2017 Bonds for up to an amount of U.S.$3.1 million, which closed on October 21, 2016.

CTLL

Bank Loans

On November 11, 2016, CTLL entered into a loan agreement with Banco ICBC in the amount of Ps. 500  million, bearing interest at a 20% fixed rate and maturing on November 11, 2017.

Under the terms of their respective outstanding debt, our subsidiaries are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of September 30, 2016, all of these companies were in compliance with the covenants under their respective outstanding indebtedness.

Risk Management

We regularly assess our currency exchange exposure to determine how to manage the risk associated with such exposure. In order to cover for foreign-currency exchange rate fluctuations, we have entered into forward contracts to purchase and sell U.S. dollars. To the extent we enter into forward contracts, our practice varies from time to time, depending on our assessment of the level of risk, expectations as to exchange rate fluctuations and the cost of derivative financial instruments. We may stop using derivative financial instruments or modify our practice in this regard at any time.

As of September 30, 2016, we did not have any derivative positions.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangement as of September 30, 2016.

Quantitative and Qualitative Disclosures about Market Risk

No significant changes have arisen in market risk since we filed our 2015 Form 20-F/A.

RECENT DEVELOPMENTS

The information presented below concerns recent developments since our report on Form 6-K furnished to the SEC on October 4, 2016 through the date of this report on Form 6-K.

Acquisition of Petrobras Participaciones S.L.

On May 13, 2016, we, as buyer, and Petrobras International Braspetro B.V., a wholly-owned subsidiary of Petrobras, as seller, entered into the Sale and Purchase Agreement, pursuant to which agreed to the terms of the Acquisition, whereby we agreed to acquire all of the shares of PPSL and certain intercompany indebtedness of PPSL with Petrobras International Braspetro B.V. in an aggregate amount equal to U.S.$80 million.

As a result of the Acquisition, Pampa acquired, indirectly through PPSL, 135,679,155 American depositary shares of Petrobras Argentina ( “PESA ADSs”), representing 1,356,791,556 shares of Petrobras Argentina (“PESA Shares”), or 67.1933% % of the total number of PESA Shares (including PESA Shares represented by PESA ADSs).

The closing of the Acquisition was subject to certain conditions precedent typical for a transaction of its type, such as certain representations and guarantees made by us and Petrobras. Among these conditions was a requirement that Petrobras Argentina refinance its 5.875% Series S Notes due 2017 and release Petrobras from its guarantee of such notes, which it completed on July 22, 2016.

Additionally, pursuant to the Sale and Purchase Agreement, Pampa is responsible during the 15-year period following the closing of the Acquisition for a percentage of the difference between the actual cost of certain contingencies identified prior to the closing of the Acquisition, and the estimated cost of such contingencies (including the determination of several tax, customs, arbitration and transfer pricing claims relating to Petrobras Argentina).

On May 13, 2016, Emes Energía Argentina LLC (“Emes”) made a loan of U.S.$50 million to Pampa (the “Emes Convertible Loan”). As of September 30, 2016, the principal amount outstanding of such loan was U.S.$70,299,371.27. Pampa repaid the Emes Convertible Loan by transferring a portion of PPSL’s debt acquired by Pampa from Petrobras International Braspetro B.V. totaling U.S.$77,410,196. PPSL repaid such loan in-kind by transferring 11,090,286 PESA ADSs to Emes. Emes tendered its PESA ADSs in the Tender and Exchange Offers (as defined below) in exchange for ADSs of Pampa (“Pampa ADSs”).

Mandatory Tender Offer and Voluntary Exchange Offer of Petrobras shares and ADSs

On October 7, 2016, we commenced:

•                  an offer to exchange (1) outstanding PESA Shares held by U.S. persons and (2) outstanding PESA ADSs, other than those held by Pampa or its subsidiaries, at an exchange ratio of (a) 0.5253 shares of Pampa (“Pampa Shares”) per one PESA Share or (b) 0.2101 Pampa ADSs per one PESA ADS, collectively, not to exceed a maximum of 320,000,000 Pampa Shares (including Pampa Shares underlying Pampa ADSs), and, in each case, to be delivered net of applicable Argentine withholding taxes (the “Offer Share Consideration”), upon the terms and subject to the conditions set forth in our registration statement on Form F-4 filed with the SEC on August 9, 2016 (SEC File No. 333-213038), as amended (the “Tender and Exchange Offer Registration Statement”), and the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Exchange Offer”); and

•                  an offer to purchase any and all outstanding PESA Shares held by U.S. persons at a price of Ps. 10.3735 per PESA Share, to be paid net of any applicable Argentine withholding taxes (the “Offer Cash Consideration” and, together with the Offer Share Consideration, the “Offer Consideration”), without interest thereon, net of cash dividends per PESA Share paid by Petrobras Argentina from May 20, 2016, upon the terms and subject to the conditions set forth in pursuant to the terms of the Tender and Exchange Offer Registration Statement and the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Cash Tender Offer” and, together with the U.S. Exchange Offer, the “U.S. Offers”).

The U.S. Offers were made in conjunction with offers by Pampa in Argentina to exchange and purchase outstanding PESA Shares (but not PESA ADSs, unless holders of PESA ADSs first converted their

PESA ADSs into PESA Shares) (the “Argentine Offers” and, together with the U.S. Offers, the “Tender and Exchange Offers”).

The Tender and Exchange Offers were made by Pampa in connection with the Acquisition, which resulted in a change of control in Petrobras Argentina (“PESA Change of Control”). Pursuant to Argentine law, Pampa was required to make an offer to purchase for cash all of the remaining outstanding PESA Shares in connection with the PESA Change of Control. As an alternative to a cash payment for PESA Shares that is mandatory pursuant to Argentine Law, Pampa elected to offer holders of PESA Shares and PESA ADSs the option to receive Pampa Securities in connection with the Offer Share Consideration.

The Tender and Exchange Offers settled on November 22, 2016 (with respect to the exchange offers) and November 23, 2016 (with respect to the cash tender offers), pursuant to which a total of 579,413,723 PESA Shares (including PESA Shares represented by PESA ADSs) were tendered.  As a result of the Acquisition and the Tender and Exchange Offers, as of the date of this report, we directly or indirectly beneficially own 1,825,302,419 PESA Shares (including PESA Shares represented by PESA ADSs), or 90.40% of the total outstanding capital stock of Petrobras Argentina.

Sale of 50% Indirect Interest in TGS

Pampa has the option, which is exercisable at any time prior to February 15, 2017, to swap the rights arising from the Compañía de Inversiones en Energía S.A. (“CIESA”) trust for the assets of the swap option (the “Swap Option”) without providing any additional consideration. The assets that may be swapped in connection with the Swap Option include: (i) all issued and outstanding shares of Petrobras Hispano Argentina S.A. and (ii) 15% of CIESA’s issued and outstanding shares held by Petrobras Argentina, including all Series A1 shares. The exercise of the Swap Option is subject to certain conditions, including, among others, the approval of such transaction by the board of directors of Petrobras Argentina and approval by the Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency, or “ENARGAS”).

On December 7, 2016, the board of directors of Petrobras Argentina approved the exercise of the Swap Option. On December 29, 2016, ENARGAS issued Note ENRG/GDyE/GAL/I No. 12,452, pursuant to which ENARGAS also approved the Swap Option. As of the date of this report, the Swap Option may be exercised subject to certain remaining conditions.

Amendments of the Bridge Loan Credit Facility

On July 26, 2016, Pampa entered into a syndicated loan agreement with Citigroup Global Markets Inc., Deutsche Bank AG, London Branch, and other domestic and foreign financial entities (the “Syndicated Loan”). Under the Syndicated Loan, Pampa was granted a credit facility for an initial aggregate principal amount of U.S.$750 million to finance the Acquisition. The Syndicated Loan was later reduced to U.S.$600 million following Pampa’s use of U.S.$161 million of proceeds from the sale of its indirect interests in TGS to fund a portion of the purchase price for the Transaction.

On July 27, 2016, U.S.$271 million was disbursed to finance part of the Acquisition’s purchase price (the “Dollar-Denominated Acquisition Tranche”), leaving U.S.$329 million available, consisting of: (a) a dollar-denominated loan (the “Dollar-Denominated Offer Tranche”) for a maximum amount of U.S.$179 million (which commitment was cancelled), and (b) a peso-denominated term loan (the “Peso-Denominated Offer Tranche” and, together with the Dollar-Denominated Offer Tranche, the “Tender Offer Loans”) for a maximum amount of up to Ps. 2,205 million (later increased to Ps. 2,956 million). The proceeds from the Dollar-Denominated Acquisition Tranche have been used by Pampa solely to partially finance the acquisition of all of PPSL’s outstanding shares. The proceeds from the Tender Offer Loans were used by Pampa solely for the following purposes: (i) to finance the Tender and Exchange Offers, and (ii) to pay all expenses to be incurred in connection with the Tender and Exchange Offers.

On November 11, 2016, Pampa and the bank creditors entered into an amendment to the Syndicated Loan to amend certain terms and conditions.

On November 18, 2016, Pampa and the bank creditors entered into a second amendment to the Syndicated Loan to increase the Peso-Denominated Offer Tranche to up to a sum of Ps. 2,956 million, through the decrease of the Dollar-Denominated Acquisition Tranche to U.S.$49.8 million, for a total amount committed of U.S.$129.2 million. On November 18, 2016 the remaining loan commitments were canceled.

Through the aforementioned amendments, the interest rate of the Peso-Denominated Offer Tranche was modified in the following manner: (i) Ps. 1,500 million will bear interest at a fixed annual rate of 27.5% and (ii) the remaining amount will bear interest at the Badcor Rate plus the annual 3% applicable margin.

On November 22, 2016, Ps. 2,956 million was disbursed from the Syndicated Loan to finance the Tender and Exchange Offers.

On December 7, 2016, Ps. 1,000 million and U.S.$130 million were canceled from the Syndicated Loan. As of the date of this report, the amounts outstanding under the Syndicated Loan are Ps. 1,956 million and U.S.$141 million.

The remaining amount to complete financing for the Tender and Exchange Offers came from short-term loans taken from several bank institutions.

Distribution

On July 19, 2006, Electricidad Argentina S.A.’s (“EASA”) issued Discount Notes due 2016 (the “EASA Discount Notes”).  On November 22, 2016, the terms of the indenture governing the EASA Discount Notes were amended, including with respect to, among other things: (i) extending the maturity of the EASA Discount Notes to December 16, 2021 from December 16, 2016, (ii) decreasing the interest rate from 11.0% to 8.5% as of December 16, 2016 to the maturity date and (iii) the elimination of certain covenants and events of default.  As of January 3, 2017, U.S.$ 130.3 million aggregate principal amount of the EASA Discount Notes remains outstanding.

Debt

Corporate Bonds

On November 17, 2016, Pampa’s shareholders approved an increase in Pampa’s corporate bonds program from U.S.$500,000,000 to U.S.$1,000,000,000 for the issuance of non-convertible obligaciones negociables (the “Bond Program Increase”). On December 29, 2016, the CNV approved and registered the Bond Program Increase.

Bank Loans

On December 13, 2016, Pampa obtained a Ps.500,000,000 loan from Banco Galicia S.A., which matures 150 days following the date of execution and bears interest at a fixed rate of 27.5%.

Legal Proceedings

Injunctions

Between May 2016 and the date of this report, Edenor has been notified by several courts of the Province of Buenos Aires of injunctions issued at the request of different clients, both private and public (including Hospital Privado de la Merced S.A., Municipio de La Matanza, Club Atlético 3 de Febrero, Club Ferrocarril Mitre Deportivo Social y Cultural, Sociedad Alemana de Gimnasia de Villa Ballester, Club Social y Deportivo Las Heras, Club Sportivo San Andrés, Cooperativa de Trabajo 19 de Diciembre and residents of the Pilar and Escobar districts), which together represent more than 30% of Edenor’s sales.  These injunctions order the suspension of the February 2016 ME&M Resolutions and Resolution No. 1/16 of the ENRE (implementing tariff increases) retroactively to the date on which such resolutions came into force (i.e., February 2016).

These injunctions required Edenor to refrain from billing the rate increases and to reimburse the amounts corresponding to increases already charged through a credit to the accounts of customers. On July 15, 2016, the ENRE notified Edenor of the issuance of an injunction by the second chamber of the Federal Court of Appeals of the City of La Plata, ordering the suspension of tariff increases throughout the Province of Buenos Aires for a period of three months following the issuance of such court order.  As of the month of July 2016, this injunction affected 80% of the revenues of Edenor. On September 6, 2016, the Supreme Court of Argentina ruled against this injunction, reinstating the February 2016 tariff schedules.  The Ministry of Economy and Mining conducted a public hearing on October 28, 2016 in order to discuss the tariffs of electricity for residential users charged by federal distributors (including Edenor). ENRE is expected to issue the new tariff schedule in early 2017.

Although the injunction was lifted, as of the date of this report, there are still several pending legal proceedings. Edenor is carrying out all measures within its control to obtain favorable outcomes in these proceedings and is currently evaluating the consequences of such proceedings and what actions to pursue.

As of the date of this report, Edenor is waiting for instructions from the ENRE that could result in the application of the increased tariff to users of Pilar and Municipio de La Matanza.

As of the date of this report, within the context of the RTI process pursuant to Resolution ME&M No. 7/2016, Edenor presented its tariff proposal to the ENRE in early September 2016. On October 28, 2016, a public hearing was held in connection with the proposal, representing a fundamental step towards completion of the RTI process. As of the date of this report, the RTI process is pending.

CTLL’s Gas Plus Costs Recognition

In September 2015, CAMMESA informed CTLL that, in accordance with SE Resolution No. 529/14, after the first automatic renewal of the term of the natural gas supply agreements, CAMMESA will no longer acknowledge (i) any further automatic renewals of such agreements or (ii) the costs associated with such supply, including the additional 10% of costs established in the “Framework Contract for the Loma de la Lata Combined Cycle Unit” (“Convenio Marco para el Cierre del Ciclo Combinado de Loma de la Lata”).

As a consequence thereof: (i) on September 3, 2015, CTLL declared a force majeure with respect to the natural gas agreement with Pan American Energy LLC Argentine branch, resulting in the suspension of CTLL’s obligations thereunder, and filed claims against CAMMESA in connection with such agreement; and (ii) on January 1, 2016, CTLL declared a force majeure with respect to the natural gas agreement with PEPASA, resulting in the suspension of CTLL’s obligations thereunder, and filed claims against CAMMESA in connection with such agreement.  As of the date of this report, the administrative claims filed by CTLL against CAMMESA are still pending.

The SE did not addressed CTLL’s petition. Consequently, on November 13, 2015, CTLL filed a preliminary administrative claim (reclamo administrativo previo) in order to reverse CAMMESA’s unilateral decision and seek compensation for the damages. As of the date of this report, the claim has not been decided.

On October 7,2016, CTLL filed a lawsuit against the Argentine federal government seeking reimbursement for costs related to the purchase of natural gas under the “Gas Plus” program for the period from January 2016 to March 2016.

Offers Regarding Electric Power Thermal Generation Capacity - CTLL 2016 Expansion Works

As a result of the state of emergency in the national electricity sector, the SE issued Resolution No. 21/16 calling for bids from parties interested in offering new electric power thermal generation capacity through the wholesale energy market (the “WEM”) during the following periods: (i) summer of 2016/2017; (ii) winter 2017 winter and (iii) summer 2017/2018.

The terms for the call for bids were established in SE Note No. 161/16. The conditions applicable to the generation capacity to be offered were as follows: (i) the plant should have a minimum capacity of 40 MW; (ii) each generating unit should have a minimum capacity of 10 MW; and (iii) the equipment used should have double fuel consumption capacity (with certain exceptions).

Successful bidders entered into a “wholesale demand agreement” with CAMMESA on behalf of distributors and the Minor Large Users (Grandes Usuarios Menores).

CTLL submitted four project proposals in connection with this call for bids, both directly and indirectly through its affiliates.  CAMMESA awarded a contract in connection with two projects that consist of: (i) the installation of high-efficiency aeroderivative gas turbines (similar to that installed under the 2014 expansion works), which is in progress as of the date of this report and commercial operations are expected to begin in August 2017; and (ii) the installation of six motor generators (Wärtsila W18V50DF) for a total capacity of 100 MW, which run on natural gas and fuel oil and are expected to have an output of 16.5 MW each at CPB’s premises in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires.

On July 1, 2016, CTLL and CAMMESA entered into the applicable wholesale demand agreement for the first project, which provides for the sale of the capacity offered under the call for bids and the power generated by the new unit for a term of ten years following commencement of commercial operations.  The wholesale demand agreement provides for the application of decreasing-capacity scaled prices at the end of the stated term and the remuneration of variable costs for the operation and maintenance of the unit. Furthermore, it contemplates penalties for delays with respect to the agreed commercial operations commencement date and for any breach related to failing to provide the agreed energy availability (100%).

On December 5, 2016, CTLL and CAMMESA entered into the applicable wholesale demand agreement for the second project, which provides for the sale of the capacity offered under the call for bids and the power generated by the new unit for a term of ten years following its commencement of commercial operations. The wholesale demand agreement provides for the application of decreasing-capacity scaled prices at the end of the stated term and the remuneration of variable costs for the operation and maintenance of the unit. Furthermore, it contemplates penalties for delays with respect to the agreed commercial operations commencement date and for any breach related to failing to provide the agreed energy availability (100%).

Renewable Energy Projects

On October 15, 2015, Law No. 27,191 (regulated by Decree No. 531/2016) was passed establishing that by December 31, 2025, 20% of the total domestic energy demand in Argentina must be sourced from renewable energy sources. In order to meet such goal, the law obliges certain users to cover 8% of their respective portion of domestic energy demand with renewable energy by December 31, 2017. The percentage to be covered with renewable energy increases every two years until reaching the goal of 20% in 2025. The law also includes tax and other benefits for new renewable energy projects.

In connection with this law, the Ministry of Energy and Mining launched a national and international bidding process to select projects for the supply of renewable electric energy to CAMMESA of up to 1000 MW each (including by using different technologies such as wind, solar, biomass, biogas and small hydraulic projects of up to 50 MW) (the “RenovAR 1 Program”).

CTLL submitted four project proposals under the call for bids through its subsidiaries (Greenwind, Parques Eólicos del Fin del Mundo S.A., Parques Eólicos Argentinos S.A. and Generación Solar AR I S.R.L.). Three of the four projects are wind farms to be installed in the Province of Buenos Aires with a total capacity of 200 MW, and the fourth project is a photovoltaic solar farm with a 100 MW capacity to be installed in the Province of Catamarca.

On October 7, 2016, through Resolution No. 213/2016, the Ministry of Energy and Mining announced the winners of the RenovAR 1 Program call for bids. CTLL was awarded a contract to develop the Corti project through Greenwind, which consists of a wind farm with 100 MW of installed capacity in Bahía Blanca, Province of Buenos Aires. We were not awarded the other projects. We intend to finance this project, in part, through multilateral credit organizations, export credit agencies or the Closed Common Investment Fund (Fondo Común de Inversión Cerrado) that has been sponsored by us. Greenwind has entered into the respective supply and construction agreements for the construction and commissioning of wind farms in Bahia Blanca with Vestas’ affiliates.

Petrobras Argentina Sale of Río Neuquén and Aguada la Arena Areas

On August 4, 2016, the board of directors of Petrobras Argentina approved the following transactions: (i) the sale to an affiliate of Petrobras of 33.66% of the rights and obligations in the Río Neuquén area (for U.S.$72 million) and 100% of the rights and obligations under the concession agreement relating to the Colpa and Caranda areas in Bolivia (valued at U.S.$20 million), for net consideration of U.S.$52 million; (ii) the sale to YPF of 33.33% of the rights and obligations in the Río Neuquén area for U.S.$72 million, and (iii) the sale to YPF of 80% of the rights and obligations relating to the Aguada de la Arena area), which represents 100% of the total participation of Petrobras Argentina in this area, for U.S.$68 million. The transactions described in (ii) and (iii) above were completed on October 14, 2016, and the transaction described in (i) above was completed on October 28, 2016.

Concession of “25 de Mayo-Medanito S.E.” in the Province of La Pampa

On March 30, 2016, the legislature of the Province of La Pampa approved a law that declared the area “25 de Mayo-Medanito S.E.” located in the Province of La Pampa to be strategically important.  The purpose of the legislature’s declaration was to transfer the concession back to the Province of La Pampa following the expiration of the original period of the concession granted to Petrobras Argentina, which occurred on October 29, 2016.

Although an agreement had been reached between the government of the province of La Pampa and Petrobras Argentina before the expiration of this concession, in order to be binding, the agreement required the approval of the provincial legislature, which was not granted. From this, a legal dispute was generated between the province of La Pampa and Petrobras Argentina with respect to the extension of rights under the provisions of Law No. 17,319, as amended by Law No. 27,007 and Provincial Decree No. 18/2015. Despite Petrobras Argentina’s legal efforts to appeal in defense of its acquired rights, activities in that area since the date on which the province of La Pampa took possession of said area have ceased. Moreover, Petrobras Argentina’s appeal questioned the administrative rulings (i) under which the concession was removed and (ii) on which Petrobras Argentina is obliged to deliver the area together with the necessary facilities to produce. An appeal was also filed with the local Supreme Court, which, as of the date of this report, is pending.

Acquisition of Albares

On September 14, 2016, Petrobras Argentina acquired 100% of the capital stock and voting rights of Albares for U.S.$ 5,955,497. Albares was awarded the construction of a new thermal power generation plant in in Pilar’s Industrial Park (located in the county of Pilar in the Province of Buenos Aires) in connection with the call for bids.

The awarded project is for the construction of a new 100 MW (approximately) thermal power generation plant in the Pilar Industrial Park (Pilar District, Province of Buenos Aires). The project comprises the installation of 6 Wärtsila motor generators (Wärtsila W18V50DF) for a total capacity of 100 MW, which run on natural gas and fuel oil and will have an output of 16.5 MW each. In connection with the project, Albares entered into a demand agreement with CAMMESA with a term of ten years and agreed to install six generator sets. The motor generators are estimated to be commissioned in the fourth quarter of 2017. Albares has entered into the respective supply and construction agreements for the construction and commissioning of the project with Wärtsila affiliates.

Merger of Pampa, Petrobras, Albares and PEISA

As a result of the Acquisition, we own a majority of Petrobras Argentina. On August 10, 2016, Pampa’s board of directors resolved to instruct management to initiate all necessary tasks and procedures to merge Pampa, as acquiring company, with Petrobras, as acquired company. On October 24, 2016, Pampa’s management resolved that PEISA and Albares, two subsidiaries of Petrobras Argentina, should also be merged into and absorbed by Pampa.  The Proposed Merger was proposed to eliminate the duplicative corporate structure, which involves unnecessary costs.  We intend to carry out the Proposed Merger as soon as practicable, subject to compliance with applicable law.

On December 23, 2016, the Preliminary Merger Agreement was approved by Pampa’s board of directors and the Merged Companies’ boards of directors.

On December 7, 2016, the boards of directors of Pampa and the Merged Companies fixed a merger exchange ratio based on the 15-day trading prices of the Pampa Shares and PESA Shares, which was subsequently rejected by the CNV. On December, 23, 2016, the boards of directors of Pampa and Petrobras Argentina resolved to modify the merger exchange ratio and fixed it at the same ratio that was used in the voluntary exchange offer, which was 0.5253 ordinary shares of Pampa, with a par value of Ps. 1.00 and one vote per share, for each ordinary Class B share of Petrobras Argentina, with a par value of Ps. 1.00 and one vote per share.

The Proposed Merger will require the affirmative votes of (i) holders of more than 50% of the total outstanding share capital of each of the Merged Companies at an extraordinary general shareholders meeting of each of Merged Companies and (ii) holders of more than 50% of the Pampa Shares present or represented at an extraordinary general shareholders meeting of Pampa.  In order to validly hold an extraordinary general shareholders meeting at these companies, at least 60% of the issued share capital of each of Pampa and the Merged Companies must be present or represented at the meeting following the first call, or at least 30% of the issued share capital of Pampa or the applicable Merged Company must be present or represented at the meeting following the second call. If approved and registered before the relevant Public Registry, the Proposed Merger will be retroactively effective for Argentine tax and operating purposes from November 1, 2016.

Upon consummation of the Proposed Merger, each of the Merged Companies will cease to exist, Pampa will assume all of the rights and obligations of each of the Merged Companies, and the holders of

Petrobras Argentina Shares and Petrobras Argentina ADSs other than us or PPSL will receive Pampa Shares and Pampa ADSs, respectively, in exchange therefor.

Regulatory Updates

Generation Segment

On September 30, 2016, Resolution ME&M 205-E/2016 was published, announcing the qualification of the bids submitted under the RenovAR 1 Program call for bids, which reported that all bids submitted by CTLL were qualified.

In addition, the above-mentioned resolution determined the amount of the corresponding tax benefits to be granted to each project in accordance with the Annex (IF-2016-01784312-APN-SECEE # MEM).  These tax benefits will be incorporated in a certificate of inclusion to be issued before the execution of each energy supply contract (this annex was not published).

On September 30, 2016, we proceeded with the opening of the “B” Bids of qualified offers, along with the bids which included reservation prices for each type of technology. The reservation price for wind power projects is U.S.$82.00 per MWh and for solar projects it is U.S.$90.00 per MWh.

On October 7, 2016, through Resolution No. 213/2016, the Ministry of Energy and Mining announced the winners of the RenovAR 1 Program call for bids. CTLL was awarded a contract to develop the Corti project through Greenwind, which consists of a wind farm with 100 MW of installed capacity in Bahía Blanca, Province of Buenos Aires.  We were not awarded the other projects.

Distribution Segment

On December 26, 2016, Edenor was notified that CAMMESA will proceed with the credits related to the injunctions that affected the application of the tariff schedule pursuant to Resolutions ME&M No 6/2016 and 41/2016.

On December 26, 2016, CAMMESA granted a letter of credit to Edenor for approximately Ps. 1.4 billion.  The intention in delivering this letter of credit was to strengthen Edenor´s balance sheet to avoid a cause for dissolution pursuant to the Argentine Companies Law No. 19,550 and allow Edenor to continue to operate its concession.

Oil and Gas Segment

Resolution No. 4,054/2016 of the ENARGAS approved new tariff schedules applicable to gas transportation as of October 7, 2016 (after a public hearing was held in September 2016 following a Supreme Court decision dated August 18, 2016 ordering that such public hearing be convened). In addition, on that same date, the Ministry of Energy and Mining, through Resolution No. 212-E/2016, approved new tariff schedules applicable to natural gas and propane transportation and distribution.

On November 11, 2016, Resolution No. 4.122/2016 of the ENARGAS was published, in connection with which a public hearing was conducted on December 2, 2016.  The purpose of the public hearing was to consider the RTI of TGS, the proposals for modifications to ENARGAS regulations related to the gas transportation industry and the methodology of semiannual adjustments.

On November 30, 2016, Decree No. 1204/2016 of the ME&M was published, which increased the issuance of “BONOS DE LA NACIÓN ARGENTINA EN DÓLARES ESTADOUNIDENSES 8% 2020,” the proceeds of which are intended to cancel the amounts due from the Special Regime for Small Refiners (Régimen Especial para los Pequeños Refinadores) program and Petróleo Plus program.

Transportation Business

On September 29, 2016, Resolution ENRE 524/16 was published, announcing the RTI program and the conditions to carry out the RTI, which requires the conduction of public hearings that took place on December 14, 2016, among others.  The RTI will be applied to Transener, Transba, Transpa S.A., Distrocuyo S.A., Epen, Transnea S.A., Transnoa S.A. and Transco S.A. Additionally, it provides that the remuneration proposed by the carriers must reflect the economic cost of the resources expended in providing the service and outlines a system of penalties for non-compliance with quality control, which may be progressively increased throughout the tariff period. According to the resolution, on January 31, 2017 and after the RTI is completed, the resolutions by which the new tariffs will be established will be announced.

Refining and Marketing

The content of fuels was modified by Resolution No. 5/2016 dated May 31, 2016 issued by the Hydrocarbon Resources Secretary, which replaces Exhibit II of Resolution No. 1,283/06, issued by the SE. The resolution aims to regulate conditions under which gas stations operate in Argentina, including specific kinds of fuel, different vapor pressures for automobile use, regulate sulfur content and water levels in storage tanks, among others. Refineries that did not fulfill these requirements were required to submit, within 90 days from the publication of the resolution, a plan detailing the steps and actions needed be taken in order to meet these requirements. We timely submitted the required upgrade plan and estimate that we will need to make expenditures in the range of U.S.$150 million to U.S.$200 million to comply with Resolution No. 5/2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2017

PAMPA ENERGÍA S.A.

	By:	/s/ GUSTAVO MARIANI
	Name:	Gustavo Mariani
	Title:	Co-Chief Executive Officer